EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
AT HOLDINGS CORPORATION
ARGO-TECH CORPORATION
GREATBANC TRUST COMPANY,
AS TRUSTEE FOR THE ARGO-TECH CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
V. G. A. T. INVESTORS, LLC
VAUGHN MERGER SUB, INC.
Dated as of September 13, 2005

i

SCHEDULES

Schedule 1.1(b)	Proportionate Shares
Schedule 2.8(d)	Treatment of Options, SARs and the Warrant
Schedule 3.1	Organization
Schedule 3.2	Subsidiaries
Schedule 3.4	Capitalization
Schedule 3.5	Governmental Consents and Approvals
Schedule 3.6	Litigation
Schedule 3.7	Compliance with Laws
Schedule 3.8	No Violations
Schedule 3.9(a)	Owned Real Property
Schedule 3.9(b)	Leased Real Property
Schedule 3.11(b)	Liabilities
Schedule 3.11(c)	SEC Reports
Schedule 3.12(c)	Tax Returns
Schedule 3.12(e)	Tax Sharing Agreements
Schedule 3.12(f)	Jurisdiction
Schedule 3.13(a)	Employee Benefits
Schedule 3.13(g)	ERISA
Schedule 3.13(i)	Employee Welfare Benefit Plan
Schedule 3.13(l)	Foreign Plans
Schedule 3.14	Transactions with Affiliates
Schedule 3.15	Assumptions or Guaranties of Indebtedness
Schedule 3.16	Loans by the Company
Schedule 3.17	Absence of Certain Changes
Schedule 3.18(a)	Labor Relations
Schedule 3.18(b)	Employment Contracts
Schedule 3.19	Insurance
Schedule 3.21	Material Contracts
Schedule 3.22	Environmental Matters
Schedule 3.23(a)	Intellectual Property
Schedule 3.23(c)	IP Litigation
Schedule 3.23(e)	IP Systems
Schedule 3.24	Government Contracts
Schedule 3.25	Compliance re Government Contracts and Bids
Schedule 3.26	Internal Controls, Audits and Investigations
Schedule 3.29	Customs and International Trade
Schedule 3.30	Customers and Suppliers
Schedule 3.31	Warranties
Schedule 3.32	Operations of the Company
Schedule 3.36	Brokers’ Fees
Schedule 6.1	Conduct of Business
Schedule 6.4	Material Approvals and Consents
Schedule 6.13	Indemnification, Exculpation and Insurance
Schedule 7.3(c)	Company Consents
Schedule 7.3(f)	Individuals Executing Equity and Incentive Agreements
Schedule 7.3(g)(i)	Individuals Executing Employment Agreements

Schedule 7.3(g)(ii)	Current Employment Agreements to be Terminated
Schedule 7.3(h)(i)	Individuals Executing Change of Control Agreements
Schedule 7.3(h)(ii)	Current Change of Control Agreements to be Terminated
Schedule 7.3(i)	Individuals Executing Non-Solicitation Agreements

v

EXHIBITS

Exhibit A	Bond Term Sheet
Exhibit B	Credit Agreement Amendment
Exhibit C	Escrow Agreement
Exhibit D	Rollover Securities
Exhibit E	Equity Term Sheet
Exhibit F	Form of Letter of Transmittal
Exhibit G	Equity Commitment Letters
Exhibit H	Form of Change of Control Agreement
Exhibit I	Form of Employment Agreement
Exhibit J	Form of Non-Solicitation Agreement
Exhibit K	ESOP Counsel Opinion

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 13, 2005, is by and among AT HOLDINGS CORPORATION, a Delaware corporation (the “Company”), Argo-Tech Corporation, a Delaware corporation (“Argo-Tech”), The Argo-Tech Corporation Employee Stock Ownership Plan and Trust (the “ESOP”), acting herein through GreatBanc Trust Company in its capacity as trustee of the ESOP (the “Trustee”), V. G. A. T. Investors, LLC, a Delaware limited liability company (“Parent”), and Vaughn Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Sub”).
RECITALS:
          A. Parent has formed Acquisition Sub for the purpose of merging it with and into the Company and acquiring the Company as a wholly-owned subsidiary of Parent.
          B. The respective boards of directors of Parent, Acquisition Sub, the Company and Argo-Tech have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent, Acquisition Sub and the Company engage in a business combination.
          C. The boards of directors of the Company, Argo-Tech, Parent (on its own behalf and as the sole stockholder of Acquisition Sub), and Acquisition Sub have each adopted this Agreement and approved the Merger (as defined below), upon the terms and subject to the conditions set forth in this Agreement;
A G R E E M E N T
          NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.1. Certain Definitions. As used herein, the initially capitalized terms below shall have the following meanings. Any such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.
          “Action” means any action, claim, suit, litigation, proceeding (whether legal, administrative or arbitrative), labor dispute, governmental audit, inquiry, criminal prosecution, investigation, condemnation, expropriation or unfair labor practice charge or complaint.
          “Acquisition Sub” has the meaning set forth in the preamble.
          “Agreement” has the meaning set forth in the preamble.

          “Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person; provided that, in the case of an individual, the term “Affiliate” means (i) the individual’s spouse, (ii) the members of the immediate family of the individual (including parents, siblings and children) and (iii) any non-natural Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with any of the foregoing individuals.
          “Alternative Transaction” means, with respect to the Company and its Subsidiaries, any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving (a) the sale of any material assets of the Company and its Subsidiaries, taken as a whole, other than sales of assets in the Ordinary Course, (b) the issuance or sale of Capital Stock of the Company or of any Subsidiary, other than (i) pursuant to the ESOP plan documents, (ii) pursuant to any outstanding option, warrant or other right to acquire Capital Stock, or (iii) in the event of any termination of this Agreement, pursuant to any options issued to employees or directors for compensatory purposes after the date of such termination, or (c) a merger, consolidation, recapitalization or similar transaction involving the Company or any Subsidiary. The term “Alternative Transaction” shall not include any sale of Carter Ground Fueling, Ltd. or any spin-off or distribution of Argo Tracker Corporation to any of the shareholders of the Company.
          “Argo-Tracker Disposition” means the (i) sale of all of the outstanding capital stock of Argo-Tracker Corporation (whether by merger, consolidation or otherwise), or (ii) the sale or conveyance of all or substantially all of the assets of Argo-Tracker Corporation.
          “Audited Financial Statements” means the audited consolidated balance sheet of Argo-Tech and its Subsidiaries at October 30, 2004, October 25, 2003 and October 26, 2002, and the audited consolidated statements of operations, stockholder’s equity and cash flows of Argo-Tech and its Subsidiaries for the years then ended, together with the notes and schedules thereto.
          “Basket” has the meaning set forth in Section 8.6(a).
          “Board” means the board of directors of the Company.
          “Bond Term Sheet” means the term sheet attached hereto as Exhibit A which sets forth the proposed terms of the sale of $50 million of gross proceeds of the Company’s Senior Discount Notes due 2012, to be arranged by JP Morgan Securities Inc. as placement agent.
          “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the State of New York.
          “Buyer Indemnitee” has the meaning set forth in Section 8.1.
          “Cap” has the meaning set forth in Section 8.6(b).
          “Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of, or any securities convertible into or exercisable for, capital stock of a corporation, or any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, partnership interests and membership interests, and any and all warrants, rights (including voting rights) or options to purchase or other arrangements or rights to acquire any of the foregoing, including any rights in respect of any change in the value of or with respect to the economic attributes of any of the foregoing, including stock appreciation rights and similar instruments.
          “Capitalized Lease Obligations” means, with respect to any Person, for any applicable period, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.
          “Cash Merger Consideration” means an amount equal to the Merger Consideration without regard to clauses (a)(iv), (a)(v) and (a)(vi) of the definition thereof, minus the Preferred Redemption Amount.
          “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended.
          “Certificate” has the meaning set forth in Section 2.8(a)(iii).
          “Change of Control Obligations” means all amounts (plus any associated withholding Taxes or any Taxes required to be paid by the Company or any Subsidiary with respect thereto and any payments made to “gross-up” the recipient for any Tax liability) which the Company or any of its Subsidiaries are obligated to pay, under any “change of control”, termination, salary continuation, retention, severance or other similar plan, agreement or arrangement (including, without limitation, amounts payable by the Company pursuant to employment agreements and stay pay agreements entered into with senior management), to the extent such payment obligation has accrued as of, or accrues simultaneously with, the consummation of the Merger, but excluding for the avoidance of doubt obligations under any employment agreement or change of control agreement being entered into as a condition to the Closing pursuant to Section 7.3(f) and Section 7.3(g).
          “Claim” has the meaning set forth in Section 8.3.
          “Claim Notice” has the meaning set forth in Section 8.3.
          “Claim Undertaking” has the meaning set forth in Section 8.4(a).
          “Closing” has the meaning set forth in Section 2.3(a).
          “Closing Adjustment Statement” has the meaning set forth in Section 2.9.
          “Closing Company Expenses” has the meaning set forth in Section 2.9.
          “Closing Date” has the meaning set forth in Section 2.3(a).

          “Closing Dividends/Investments” means (i) any Company Dividends paid during the period beginning on July 29, 2005 and ending as of the Effective Time, and (ii) any investments made by the Company in Argo-Tracker Corporation in excess of $1,000,000 during the period beginning on July 29, 2005 and ending as of the Effective Time whether in the form of contribution to or purchase of equity, debt or otherwise.
          “Closing Payout Percentage” means 1.00 minus the quotient determined by dividing the Escrow Amount by the Cash Merger Consideration, expressed as a percentage.
          “COBRA” means Part 6 of Subtitle B of Title I of ERISA, Code Section 4980B, and any similar state Law.
          “Code” means the Internal Revenue Code of 1986, as amended and the Treasury regulations promulgated thereunder.
          “Common Stock” means the common stock, $0.001 par value per share, of the Company.
          “Company” has the meaning set forth in the preamble.
          “Company Dividend” means any dividend or other distribution of cash, property or assets by the Company to its stockholders.
          “Company Expenses” means all fees, expenses and other similar amounts arising from the provision of services prior to the Closing that have been or are expected to be incurred prior to the Closing or in connection with the Closing on behalf of the Company in connection with the process leading to, and the preparation, negotiation and execution of, this Agreement and the consummation of the transactions contemplated hereby, including the Merger, including the following: (i) the fees and disbursements of, or other similar amounts charged by, counsel to the Company, (ii) the fees and expenses of, or other similar amounts charged by, the Stockholders’ Representative and any accountants, agents, financial advisors, consultants and experts employed by the Company, (iii) any Change of Control Obligations, (iv) any ESOP Transaction Expenses (such ESOP Transaction Expenses to exclude up to $150,000 of additional fees incurred by or payable to the Trustee in order to provide the determination set forth in Section 7.1(f)), (v) the out-of-pocket expenses, if any, of the Company and (vi) any other fee, expense or other similar amount deemed to be a “Company Expense” hereunder pursuant to Section 2.8(c)(i) hereof. The term “Company Expenses” shall not include any fee, expense or other similar amount arising from or incurred in connection with the actions or transactions described in Sections 6.12, 6.13(b) or 7.1(d) for which the Company provides to Parent prior to Closing a schedule of the amounts thereof and reasonably satisfactory evidence that such amounts arise from such activities.
          “Company Group” has the meaning set forth in Section 6.11.
          “Company Intellectual Property” has the meaning set forth in Section 3.23(b).
          “Company Stock” means the Common Stock and the Preferred Stock.

          “Company Stock Options” has the meaning set forth in Section 2.8(d)(i).
          “Contract” means any contract, indenture, note, bond, lease, commitment or other arrangement or understanding, whether oral or written.
          “Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (the terms “Controlled by” and “under common Control with” shall have correlative meanings).
          “Costa Mesa Indemnity Agreement” has the meaning set forth in Section 3.22(g).
          “Court Order” means any judgment, decision, consent decree, injunction, ruling or order of any Governmental Authority that is binding on any Person or its property under applicable law.
          “Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of June 23, 2004, between the Company, National City Bank, as Administrative Agent, and the other signatories thereto, as amended.
          “Credit Agreement Amendment” means that certain Fourth Amended and Restated Credit Agreement, dated the date hereof, between the Company and the Required Lenders (as defined in the Credit Agreement), a copy of which is set forth as Exhibit B attached hereto.
          “Customs & International Trade Laws” means any law, statute, executive order, regulation, rule, permit, license, directive, order, decree, ordinance, award, or other decision or requirement having the force or effect of law, of any arbitrator, court, government or government agency or instrumentality (domestic or foreign), concerning the importation of merchandise, the export or reexport of products (including technology and services), the terms and conduct of international transactions, and making or receiving international payments, including but not limited to the Tariff Act of 1930 as amended and other laws and programs administered or enforced by the United States Customs Service and its successor agencies, the Export Administration Act of 1979 as amended, the Export Administration Regulations, the International Emergency Economic Powers Act as amended, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by an agency of the United States government, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities (including countries, terrorists, organizations and individuals), the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the Money Laundering Control Act of 1986 as amended, requirements for the marking of textiles and wearing apparel, prohibitions or restrictions on the importation of merchandise made with the use of slave or child labor, the Foreign Corrupt Practices Act as amended, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free

Trade Agreement, antidumping and countervailing duty laws and regulations, and laws and regulations adopted by the governments or agencies of other countries concerning the ability of U.S. persons to own businesses or conduct business in those countries, restrictions by other countries on holding foreign currency or repatriating funds, or otherwise relating to the same subject matter as the United States statutes and regulations described above.
          “Damages” has the meaning set forth in Section 8.1.
          “Default” means (a) any violation, breach or default or (b) the occurrence of an event that, with the passage of time, the giving of notice or both, would constitute a violation, breach or default.
          “Dissenting Shares” has the meaning set forth in Section 2.8(a)(iv).
          “DGCL” has the meaning set forth in Section 2.1.
          “DOJ” has the meaning set forth in Section 6.3.
          “EBITDA” means, with respect to Argo-Tech and its Subsidiaries, for any period, an amount (determined by reference to the Financial Statements for such period) equal to the (a) consolidated net income for such period, plus (b) the sum of (i) interest, fees and other charges accrued on account of Funded Debt during such period, (ii) income taxes accrued during such period, (iii) depreciation for such period, and (iv) amortization of intangible assets for such period, in each case to the extent deducted in calculating consolidated net income for such period, minus (c) the sum of (i) interest income for such period and (ii) all non-cash items that have the effect of increasing consolidated net income for such period, in each case to the extent included in calculating consolidated net income for such period.
          “Effective Time” has the meaning set forth in Section 2.2.
          “Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and each other benefit plan, program, agreement or arrangement of any kind that the Company or any of its Subsidiaries maintains or sponsors, or to which the Company or any of its Subsidiaries contributes or has any obligation to contribute, or with respect to which the Company or any of its Subsidiaries has any current or potential liability or obligation, including, for the avoidance of doubt, any agreement or arrangement to pay any amount to any officer or employee of the Company or its Subsidiaries, even if only one officer or employee is the recipient of such amount.
          “Encumbrance” means any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, conditional sales agreement, right of first refusal or any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or other right of third parties, voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.
          “Environmental Claim” means any written claim, action, investigation or notice by any Person alleging liability on the part of the Company or its Subsidiaries (including,

without limitation, liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials and petroleum compounds at any location, whether or not owned or operated by the Company or its Subsidiaries, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
          “Environmental Laws” shall mean all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law, concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials.
          “Environmental Permit” means any permit, license, authorization, certificate, filing, notice, submittal, or approval relating to or required by Environmental Law.
          “Equity Commitment Letters” has the meaning set forth in Section 5.4.
          “Equity Holders” means the holders of Company Stock, In-the-Money Options, SARs, SERP Awards and Warrant Shares prior to the Effective Time.
          “Equity Holder Indemnitee” has the meaning set forth in Section 8.2.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rulings and regulations thereunder.
          “ERISA Affiliate” means any Person that at any relevant time is considered a single employer with the Company or any of its Subsidiaries under Code Section 414.
          “Escrow Account” has the meaning set forth in Section 2.10(b).
          “Escrow Agent” has the meaning set forth in Section 2.10(b).
          “Escrow Agreement” means that certain Escrow Agreement to be entered into by and among Parent, Escrow Agent, the Trustee and the Stockholders’ Representative, in substantially the form of Exhibit C.
          “Escrow Amount” has the meaning set forth in Section 2.10(b)(v).
          “ESOP” has the meaning set forth in the preamble.
          “ESOP Financial Advisor” means Houlihan Lokey Howard & Zukin Financial Advisors, Inc..
          “ESOP Transaction Expenses” means all expenses incurred for the direct benefit of the ESOP or as a result of the ESOP’s legal status in connection with the transactions contemplated hereby, including fees and expenses of the Trustee and the ESOP Advisor, Morgan Lewis, legal advisor to the Trustee, and the costs of obtaining the Fairness Opinion (including, but not limited to, any real estate appraisals).
          “Excluded Shares” has the meaning set forth in Section 2.8(a)(ii).
          “External Investigation” has the meaning set forth in Section 3.26.
          “Fairness Opinion” means the final form of an opinion of the ESOP Financial Advisor, to be dated and delivered at the Closing, to the effect that, as of the Closing, the transactions contemplated by this Agreement and by the other Transaction Documents are fair to the ESOP from a financial point of view and the consideration to be paid to the ESOP is not less than fair market value as determined under ERISA.
          “Financial Statements” means the Audited Financial Statements and the Interim Financial Statements.
          “FTC” has the meaning set forth in Section 6.3.
          “Funded Debt” means, without duplication, (a) any obligations of the Company or any of its Subsidiaries for borrowed money or in respect of loans and advances (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (b) any obligations of the Company or any of its Subsidiaries evidenced by any note, bond, debenture or other similar instrument or debt security, (c) all Capitalized Lease Obligations of the Company or any of its Subsidiaries, (d) any obligations of the Company or any of its Subsidiaries for the deferred purchase price of property, goods or services (excluding trade payables) and (e) all obligations of the types described in clauses (a) through (d) above of any Person other than the Company or any of its Subsidiaries, the payment of which is guaranteed, directly or indirectly, by the Company or any of its Subsidiaries.
          “GAAP” means United States generally accepted accounting principles consistently applied throughout the periods covered thereby.
          “Government Bid” means any bid, offer, proposal or response to solicitation which, if accepted or awarded, would result in the establishment of a Government Contract;
          “Government Contract” means any Contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, change order or other commitment or funding vehicle that exists between either of the Company or its Subsidiaries and (i) any Governmental Entity, (ii) any prime contractor to any Governmental Entity or (iii) any subcontractor with respect to any contract described in clause (i) or (ii).
          “Governmental Authority” or “Governmental Entity” means any foreign, federal, state, municipal, national, local or other governmental department, court, commission, board, bureau, agency or instrumentality or political subdivision thereof, or any entity or officer exercising executive, legislative or judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case, whether of the United States or any other country, or a state, territory or possession thereof, or the District of Columbia, in each case having jurisdiction over the applicable Person.
          “Hazardous Material” means any substance, material or waste that is characterized, classified or designated under any Environmental Law as hazardous, toxic, a pollutant, or a contaminant or words of similar meaning or effect, including without limitation, petroleum and its by-products, asbestos, and polychlorinated biphenyls.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
          “Improvements” has the meaning set forth in Section 3.9(d).
          “Indebtedness” means, without duplication, (a) any obligations of the Company or any of its Subsidiaries for borrowed money or in respect of loans and advances (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (b) any obligations of the Company or any of its Subsidiaries evidenced by any note, bond, debenture or other similar instrument or debt security, (c) all Capitalized Lease Obligations of the Company or any of its Subsidiaries, (d) any obligations of the Company or any of its Subsidiaries secured by an Encumbrance against any of their respective assets, (e) all obligations of the Company or any of its Subsidiaries for bankers’ acceptance or similar credit transactions issued for the account of the Company or any of its Subsidiaries and all obligations of the Company or any of its Subsidiaries under performance bonds, (f) any obligations of the Company or any of its Subsidiaries under any currency or interest rate swap, hedge or similar protection device, (g) any obligations of the Company or any of its Subsidiaries under any letters of credit, bonds or surety obligations, (h) any obligations of the Company or any of its Subsidiaries for the deferred purchase price of property, goods or services and (i) all obligations of the types described in clauses (a) through (h) above of any Person other than the Company or any of its Subsidiaries, the payment of which is guaranteed, directly or indirectly, by the Company or any of its Subsidiaries.
          “Indemnified Officers” has the meaning set forth in Section 6.13(b).
          “Indemnified Party” has the meaning set forth in Section 8.3.
          “Indemnifying Party” has the meaning set forth in Section 8.3.
          “Indemnity Agreements” has the meaning set forth in Section 3.22(g).
          “Indenture” means that certain indenture, dated as of June 23, 2004, by and between Argo-Tech and BNY Midwest Trust Company as trustee, pursuant to which Argo-Tech issued 9.25% Senior Notes due 2011.
          “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents and patent rights (including utility model rights, design rights and industrial property rights), patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, slogans, trade names, business names, corporate names, and Internet domain names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection with any of the foregoing; (c) all works of authorship, mask works and other copyrightable works, all copyrights, mask work rights, and moral rights, and all applications, registrations, and renewals in connection therewith; (d) all trade secrets and other confidential and proprietary information (including ideas, research and development, know-how, formulas, processes, algorithms, industrial models, architectures, compositions, layouts, manufacturing and production processes and techniques, methodologies, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (e) all software (including source code, executable code, data, databases, Internet sites, firmware, and related documentation); (f) all other proprietary and intellectual property rights; (g) all rights to sue for past, present and future infringement or misappropriation of or other conflict with any of the foregoing; and (h) all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).
          “Interim Financial Statements” means the unaudited consolidated balance sheet of Argo-Tech and its Subsidiaries at July 29, 2005 (the “Most Recent Balance Sheet”), and the unaudited consolidated statements of operations, stockholder’s equity and cash flows of Argo-Tech and its Subsidiaries for the nine-month period then ended, and the unaudited consolidated balance sheet of Argo-Tech and its Subsidiaries and the related unaudited consolidated statements of operations, stockholder’s equity and cash flows for each monthly period ending after July 29, 2005 and before the Closing delivered to Parent from time to time pursuant to Section 6.2(b) hereof.
          “In-the-Money Options” means each Company Stock Option outstanding immediately prior to the Effective Time which has an exercise price per share that is less than the Per Share Common Consideration (determined, for purposes of this definition only, without regard to clauses (a)(iv), (a)(v) and (a)(vi) of the definition of Merger Consideration).
          “Knowledge” of the Company and its Subsidiaries means the actual knowledge or the knowledge one would be expected to have after reasonable inquiry and investigation with respect to matters within the scope of one’s employment and/or assigned duties, of each of Michael Lipscomb, Paul R. Keen, David Loney, Francis St. Clair, Paul Sklad, Frank Dubey, Richard T. Walker, John S. Glover, James Cunningham, Catherine M. Kupec, Lance Schroeder, Chris Michael and Robert Eichhorn.
          “Landlord Leases” means all written leases, licenses or other agreements pursuant to which the Company or any Subsidiary conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any Owned Real Property or portion thereof, including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Company or any Subsidiary thereunder.
          “Law” means any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

          “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary.
          “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.
          “Material Adverse Effect” means any change, event, condition or development, either individually or in the aggregate with all other changes, events, conditions or developments, that has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), operating results or relationships of the Company and its Subsidiaries, taken as a whole, or the ability of the Company to consummate the transactions contemplated hereby, excluding any such effect resulting from or arising out of the execution and performance of this Agreement or the announcement thereof.
          “Material Contracts” has the meaning set forth in Section 3.21(t).
          “Merger” has the meaning set forth in Section 2.1.
          “Merger Certificate” has the meaning set forth in Section 2.2.
          “Merger Consideration” means an amount equal to:
          (a) the sum of (i) $173,000,000 plus (ii) all cash proceeds from the exercise of any Company stock options during the period from July 29, 2005 through and including the date prior to the Closing Date plus (iii) all repayments on loans owed by employees of the Company or its Subsidiaries to the Company during the period from July 29, 2005 through and including the Closing Date plus (iv) the Option Exercise Amount plus (v) the Warrant Exercise Amount plus (vi) the aggregate SAR Initial Value of all SARs outstanding immediately prior to the Effective Time, minus
          (b) the sum of (i) Closing Company Expenses plus (ii) Closing Dividends/Investments.
          “Merger Fund” means the account, maintained by the Paying Agent, in which the following amounts will be deposited: (a) the aggregate Per Share Common Consideration to be paid to each of the Equity Holders and (b) any amounts released from the Escrow Account to the Paying Agent pursuant to the terms hereof.
          “Notes” has the meaning set forth in Section 7.3(j).
          “Option Exercise Amount” means an amount equal to the sum of the exercise price of each share of Common Stock issuable upon exercise of all In-the-Money Options.

          “Ordinary Course” means the ordinary course of the Company’s and its Subsidiaries’ business, consistent with the past customs and practice of the Company and its Subsidiaries.
          “Organizational Documents” means, with respect to any Person other than a natural person, the documents by which such Person was organized (such as a certificate of incorporation, certificate of limited partnership or articles of incorporation or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such Person (such as by-laws, a partnership agreement or an operating, limited liability or members agreement (but shall not include any stockholders agreement relating to such Person)).
          “Outside Date” has the meaning set forth in Section 9.1(b).
          “Parent” has the meaning set forth in the preamble.
          “Parent Class A Units” has the meaning set forth in Section 7.3(q).
          “Paying Agent” has the meaning set forth in Section 2.8(c)(i).
          “Per In-the-Money Option Consideration” means the excess, if any, of the Per Share Common Consideration over the exercise price per share of Common Stock subject to such In-the-Money Option.
          “Per SAR Consideration” means the excess, if any, of the Per Share Common Consideration over the SAR Initial Value of such SAR.
          “Per SERP Award Consideration” means for each SERP Award, an amount equal to the Per Share Common Consideration.
          “Per Share Common Consideration” means an amount equal to the quotient of (a) the Merger Consideration minus the Preferred Redemption Amount, divided by (b) the sum of (i) the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (including any shares issued or issuable prior to the Effective Time to the ESOP), (ii) the aggregate number of shares of Common Stock issuable upon exercise of In-the-Money Options and the Warrant immediately prior to the Effective Time and (iii) the number of notional shares of Common Stock attributable to all SARs and SERP Awards outstanding immediately prior to the Effective Time.
          “Per Share Merger Consideration” means an amount equal to the quotient of (a) the Merger Consideration, divided by (b) the sum of (i) the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (including any shares issued or issuable prior to the Effective Time to the ESOP), (ii) the aggregate number of shares of Common Stock issuable upon exercise of In-the-Money Options and the Warrant immediately prior to the Effective Time, (iii) the number of notional shares of Common Stock attributable to all SARs and SERP Awards outstanding immediately prior to the Effective Time, and (iv) the aggregate number of shares of Preferred Stock outstanding immediately prior to the Effective Time.

          “Per Warrant Share Consideration” means the excess, if any, of the Per Share Common Consideration over the exercise price per share of Common Stock subject to the Warrant.
          “Permits” means all permits and licenses, certificates of inspection, approvals, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations issued to, or required to be obtained or maintained by, the Company and its Subsidiaries by a Governmental Authority related to, or necessary for the operation of, the business of the Company and its Subsidiaries as currently conducted, including all applications therefor, correspondence with a Governmental Authority pertaining thereto, and any amendment, modification, limitation, condition or renewal thereof; provided, however that the term “Permits” shall not include any Environmental Permits.
          “Permitted Encumbrances” shall mean with respect to each Owned Real Property and Leasehold Improvement (as the case may be): (A) real estate taxes, assessments and other governmental levies, fees or charges imposed with respect to such Real Property which are not due and payable as of the Closing Date; (B) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Real Property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at closing; (C) zoning, building codes and other land use Laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the Company’s business thereon; and (D) Encumbrances granted or created pursuant to the Credit Agreement (as amended by the Credit Agreement Amendment) or the Indenture; and (E) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such Real Property which do not or would not materially impair the use or occupancy of such Real Property in the operation of the Company’s business conducted thereon.
          “Person” means any person or entity, whether an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture or Governmental Authority.
          “Personal Property” means all machinery, equipment, furniture, motor vehicles, other miscellaneous supplies, tools, fixed assets and other tangible personal property owned or leased by or used by the Company or a Subsidiary.
          “Preferred Redemption Amount” means an amount equal to the sum of (i) the aggregate consideration paid by the Company to redeem the Preferred Stock pursuant to Section 5(c) of the Certificate of Designations for the Preferred Stock plus (ii) the aggregate amount of Preferred Stockholder Bonuses.
          “Preferred Stock” means the Series B preferred stock, $0.01 par value per share, of the Company.
          “Preferred Stockholder Bonuses” means bonuses to be paid by the Company prior to the Closing Date, to holders of the Preferred Stock that are currently employed by the

Company in an amount for each such Preferred Stock holder equal to (subject to any withholding for Taxes) the Per Share Merger Consideration less the redemption price per share of Preferred Stock provided for in Section 5(c)(ii) of the Certificate of Designations for the Preferred Stock.
          “Proportionate Share” means, with respect to each Equity Holder, the percentage set forth next to such Person’s name on Schedule 1.1(b) hereto to be delivered prior to Closing pursuant to Section 2.9.
          “Real Property” has the meaning set forth in Section 3.7(c).
          “Release” means any release, spill, emission, discharge, leading, pumping, injection, deposit, disposal, dispersal, leaching or migration into or out of the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property currently or formerly owned or operated by the Company or its Subsidiaries, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
          “Required Stockholder Approval” has the meaning set forth in Section 2.3(c).
          “Rollover Amount” means, with respect to any Rollover Holder, (i) with respect to shares of Common Stock, the number of shares of Common Stock held by such holder included in the Rollover Securities multiplied by the Per Share Common Consideration, and (ii) with respect to options, the aggregate Per-In-the-Money Option Consideration represented by the options of such holder included in the Rollover Securities.
          “Rollover Escrow Amount” means with respect to any Rollover Holder, an amount equal to the Rollover Amount of such holder’s Rollover Securities multiplied by the quotient determined by dividing the Escrow Amount by the Cash Merger Consideration.
          “Rollover Holder” means each Equity Holder whose name is set forth on Exhibit D hereto.
          “Rollover Securities” means, with respect to any Rollover Holder, the shares of Common Stock or In-the-Money Options set forth opposite such holder’s name of Exhibit D hereto.
          “Sarbanes-Oxley Act” has the meaning set forth in Section 3.11(d).
          “SAR Initial Value” means the initial value of a SAR as set forth in the agreement or other award document pursuant to which such SAR was issued.
          “SAR Plans” has the meaning set forth in Section 2.8(d)(i).
          “SARs” means all stock appreciation rights outstanding immediately prior to the Effective Time granted by the Company or its Subsidiaries pursuant to any SAR Plans.
          “SERP Award” means a book entry credit made on behalf of any SERP Plan participant representing the right to receive one share of Common Stock.

          “SERP Plan” means the Argo-Tech Corporation Employee Stock Ownership Plan Excess Benefit Plan, established as of May 17, 1994, and amended by the First Amendment to the Argo-Tech Corporation Employee Stock Ownership Plan Excess Benefit Plan effective as of December 17, 1998.
          “Stock Plans” has the meaning set forth in Section 2.8(d)(i).
          “Stockholders’ Agreement” means, collectively, (a) the Stockholders’ Agreement, made as of December 17, 1998, by and among the Company, AT Holdings, LLC, YC International, Inc., Sunhorizon International, Inc., Chase Venture Capital Associates, L.P., David Chrencik, Yoichi Fujiki, Paul R. Keen, Michael S. Lipscomb and Frances St. Clair and (b) the Supplemental Stockholders’ Agreement, dated as of December 17, 1998, by and among the Company, Argo-Tech and Key Trust Company of Ohio, N.A., in its capacity as Trustee of the ESOP.
          “Stockholders’ Representative” has the meaning set forth in Section 6.7(b).
          “Subsidiary” means a corporation or other entity (i) of which more than 50% of the voting power or value of the Capital Stock is owned, directly or indirectly, by the Company or (ii) whose financial condition, results of operations and cash flows are consolidated with the financial condition, results of operations and cash flows of the Company and its Subsidiaries in the Financial Statements.
          “Superior Proposal” means any bona fide written offer for a direct or indirect acquisition or purchase of more than 67% of the Company Stock or assets, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company and having such effect (a) which provides for consideration on a per share basis to the Company’s stockholders with a value exceeding the consideration payable hereunder, and (b) which, considering all relevant factors (including taking into account, among other things, the likelihood of such offer resulting in a consummated transaction), is on terms that the Board determines in its good faith judgment (after receiving the advice of its financial advisors, which financial advisors shall be of nationally or regionally recognized reputation) to be no less favorable to the Company’s Stockholders than the transactions as contemplated by this Agreement.
          “Surviving Corporation” has the meaning set forth in Section 2.1.
          “Taxing Authority” shall mean any governmental agency, board, bureau, body, person, department or authority of any United States federal, state or local jurisdiction or any non-United States jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.
          “Tax” or “Taxes” means (i) any United States federal, state or local or any non-United States net or gross income, gross receipts, net proceeds, corporation, capital gains, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs, capital stock, franchise, profits, withholding, national insurance, social security (or similar), unemployment, disability, real property, personal property, sales, inheritance, use, transfer, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments, duties, fees, levies or other governmental charges of any kind whatever, whether disputed or not, including any interest, penalty or additional amount related thereto; (ii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes; or (iii) any liability for or in respect of the payment of any amount described in clauses (i) or (ii) of this definition as a transferee or successor, by contract or otherwise.
          “Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
          “Tracker Technology Dispute” has the meaning set forth in Section 8.1.
          “Transaction Documents” means this Agreement, the Merger Certificate, the Escrow Agreement and the Credit Agreement Amendment.
          “Transfer Taxes” means transfer, documentary, sales and use, stamp or other similar Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement.
          “Trustee” has the meaning set forth in the preamble.
          “TRW Indemnity Agreement” has the meaning set forth in Section 3.22(g).
          “Unlawful Payment” has the meaning set forth in Section 3.28.
          “Warrant” means that certain warrant issued by the Company in favor of J.P. Morgan Partners (SBIC), LLC pursuant to a Preferred Stock and Warrant Purchase Agreement, dated as of December 17, 1998 between the Company and J.P. Morgan Partners (SBIC), LLC, as amended.
          “Warrant Exercise Amount” means an amount equal to the sum of the exercise price of each share of Common Stock issuable upon exercise of the Warrant.
          “Warrant Shares” means such number of shares of Company Stock as are issuable upon exercise of the Warrant.
          “Wire Transfer Instructions” has the meaning set forth in Section 2.10(a).
          Section 1.2. Interpretation. In this Agreement, unless otherwise specified or where the context otherwise requires:
          (a) the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;
          (b) words importing any gender shall include other genders;

          (c) words importing the singular only shall include the plural and vice versa;
          (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation;”
          (e) the words “hereby,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
          (f) references to “Articles,” “Exhibits,” “Annexes,” “Sections” or “Schedules” shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; and
          (g) references to any Person include the successors and permitted assigns of such Person.
          Section 1.3. Actions Simultaneous. Except as otherwise agreed to by the parties in writing, all actions to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously and no actions shall be deemed to have been taken nor shall any documents be deemed to have been executed and delivered until all actions have been taken and all documents have been executed and delivered.
ARTICLE II
THE MERGER
          Section 2.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Acquisition Sub shall be merged with and into the Company (the “Merger”). Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Acquisition Sub shall cease.
          Section 2.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, a Certificate of Merger in customary form reasonably acceptable to Parent and the Company (the “Merger Certificate”) shall be duly executed and acknowledged by the Company and the Acquisition Sub and thereafter delivered to the Secretary of State of the State of Delaware for filing pursuant to the DGCL on the Closing Date. The Merger shall become effective at such time as a properly executed and certified copy of the Merger Certificate is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or such later time as Parent and the Company may agree upon and set forth in the Merger Certificate (such time as the Merger becomes effective, the “Effective Time”).
          Section 2.3. Closing of the Merger.
          (a) The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the parties, which shall be no later than the second Business Day after satisfaction of the latest to occur of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable law) waived on the Closing Date), at the offices of Kirkland & Ellis LLP, Citigroup Center, 153 East 53rd Street, New York, New York 10022, unless another time, date or place is agreed to in writing by the parties hereto.
          (b) At the Closing, Parent shall deliver to the Company: (i) a certificate, duly executed by an authorized executive officer of Parent, dated the Closing Date, certifying that the conditions specified in Sections 7.2(a) through (c) have been fulfilled; (ii) a certificate, duly executed by an authorized Secretary or Assistant Secretary of Parent, dated the Closing Date, to the effect that: (A) (1) the Organizational Documents of the Parent and Acquisition Sub attached to such certificate are correct and complete, and were in full force and effect in the form as attached to such certificate on the date of adoption of the resolutions referred to in clause (3) below, (2) no amendment to such Organizational Documents of either Parent or Acquisition Sub has occurred since the date of adoption of the resolutions referred to in clause (3) below, and (3) the resolutions adopted by the respective boards of directors (or other similar body) of Parent and Acquisition Sub authorizing this Agreement and the transactions contemplated hereby, including the Merger, were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout, or by unanimous written consent, and such resolutions, as attached to such certificate, are true, correct and complete, remain in full force and effect, and have not been amended, rescinded or modified; and (B) the respective officers of Parent and Acquisition Sub executing this Agreement and the other Transaction Documents to be executed and delivered by Parent or Acquisition Sub pursuant to this Agreement are incumbent officers of Parent or Acquisition Sub, as applicable, and the specimen signatures on such certificate are their genuine signatures; and (iii) such other instruments and agreements as may be reasonably requested by the Company.
          (c) At the Closing, the Company shall deliver to Parent: (i) a certificate, duly executed by an authorized executive officer of the Company, dated the Closing Date, certifying that the conditions specified in Sections 7.1(c) through (g) and Sections 7.3(a) through (t) (in each case, to the extent such conditions relate to the Company) have been fulfilled; (ii) a certificate, duly executed by the Trustee, dated the Closing Date, certifying that the conditions specified in Sections 7.1(c) through (h) and Sections 7.3(a) through (t) (in each case, to the extent such conditions relate to the ESOP) have been fulfilled; (iii) a certificate, duly executed by an authorized Secretary or Assistant Secretary of the Company, dated the Closing Date, to the effect that: (A) (1) the Organizational Documents of the Company attached to such certificate are correct and complete, and were in full force and effect in the form as attached to such certificate on the date of adoption of the resolutions referred to in clause (3) below, (2) no amendment to the Organizational Documents has occurred since the date of adoption of the resolutions referred to in clause (3) below, (3) the resolutions adopted by the Board and the stockholders of the Company, authorizing this Agreement and the transactions contemplated hereby, including the Merger, were duly adopted by the unanimous approval of the Board by and the vote of (x) such number of stockholders as is required by the Organizational Documents of the Company and the DGCL and (y) each Person (other than the ESOP) who, together with its Affiliates, holds in excess of 10% of the issued and outstanding Common Stock as of the date of this Agreement has voted in favor of the Merger (the “Required Stockholder Approval”), and such resolutions, as attached to such certificate, are true, correct and complete, remain in full force and effect, and have not been amended, rescinded or modified; and (B) the Company’s officers executing this

Agreement and the Transaction Documents to be executed and delivered by the Company pursuant to this Agreement are incumbent officers and the specimen signatures on such certificate are their genuine signatures; (iv) as requested by Parent in writing no later than four Business Days before the Closing with respect to such directors, resignation letters from directors of the Company and each Subsidiary resigning as a director of such entity effective as of the Effective Time; and (v) a certification by the Company that meets the requirements of Treasury regulation Section 1.1445-2(c)(3), dated within 30 days prior to the Closing Date.
          Section 2.4. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.
          Section 2.5. Organizational Documents. Effective upon and as part of the Merger, the certificate of incorporation of the Company shall be amended in its entirety to be the same as the certificate of incorporation of Acquisition Sub in effect immediately prior to the Effective Time, and as so amended, shall be the certificate of incorporation of the Surviving Corporation following the Merger until thereafter amended in accordance with applicable law, provided that such certificate of incorporation shall be amended hereby as of the Effective Time to change the name of the Surviving Corporation to “AT Holdings Corporation.” The bylaws of Acquisition Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at and immediately after the Effective Time, until thereafter amended in accordance with applicable law as provided therein and under the DGCL.
          Section 2.6. Board of Directors. The directors of Acquisition Sub at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Organizational Documents of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified.
          Section 2.7. Officers. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Organizational Documents of the Surviving Corporation until such officer’s successor is duly elected or appointed and qualified.
          Section 2.8. Effect of the Merger on the Outstanding Securities of the Company; Exchange Procedures; and Treatment of Options.
          (a) Effect on Capital Stock.
               (i) Common Stock of Acquisition Sub. As of the Effective Time, each share of common stock, $0.01 par value per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation so that, immediately following the Effective Time, Parent will be the holder of all of the issued and outstanding shares of Capital Stock of the Surviving Corporation.

               (ii) Cancellation of Treasury Stock and Company Stock Owned by Parent or Acquisition Sub. As of the Effective Time, each share of Company Stock that is owned by Parent or Acquisition Sub or held in the treasury of the Company (collectively, the “Excluded Shares”) shall be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
               (iii) Cancellation, Retirement and Conversion of Common Stock. As of the Effective Time, each share of Common Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall convert into the right to receive in cash from the Surviving Corporation upon surrender of the certificate or the affidavit described in Section 2.8(c)(vii) (the “Certificate”) an amount equal to the Per Share Common Consideration attributable to the shares of Common Stock represented by such Certificate as adjusted pursuant to Section 2.12 and Section 8.5. As of the Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto (except for the right to receive the Per Share Common Consideration plus any amounts payable pursuant to Section 2.12 and Section 8.5 for each share of Common Stock held by such holder upon surrender of such holder’s Certificate (and any rights such holder may have by operation of law)) as described above.
               (iv) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by an Equity Holder who was entitled to and has validly demanded appraisal rights in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Common Consideration plus any amounts payable pursuant to Section 2.12 and Section 8.5 unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s appraisal rights under the DGCL but instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such Dissenting Shares in accordance with the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, each share of Common Stock held by such holder shall be converted into the right to receive the Per Share Common Consideration plus any amounts payable pursuant to Section 2.12 and Section 8.5. The Company shall give prompt notice to Parent of any demands, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company for appraisal of shares of Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle, offer to settle, or approve any withdrawal of any such demands.
          (b) Rollover of Securities. Immediately prior to the Effective Time, each Rollover Holder who will rollover Common Stock shall contribute his Rollover Securities that are shares of Common Stock to Parent and Parent shall issue (and shall provide satisfactory evidence of such issuance to each Rollover Holder), in consideration of the contribution of such Rollover Securities to Parent, the number of Class A Units of Parent equal to the aggregate Rollover Amount attributable to such holder’s Rollover Securities that are shares of Common Stock divided by the agreed upon purchase price for such units. Such contribution and issuance shall constitute a transaction which is part of an integrated plan with the acquisition of Capital

Stock of Parent in exchange for the contribution of cash to Parent pursuant to the Equity Commitment Letters and, with respect to Rollover Securities that are shares of Common Stock, is intended to qualify as a tax free contribution pursuant to Section 351 of the Code. In addition, each Rollover Holder who is rolling over Rollover Securities that are In-the-Money Options shall execute and deliver to Parent and the Company prior to Closing a waiver of such Person’s right to receive any amounts that would otherwise be payable pursuant to this Agreement with respect to such In-the-Money Options and as the result thereof such In-the-Money Options will not be cancelled as otherwise contemplated by the terms of this Agreement and no amounts will be paid to the holder in respect thereof pursuant to this Agreement. The agreements pursuant to which such In-the-Money Options were issued to such Rollover Holder will be amended in accordance with the terms and conditions set forth on the Equity Term Sheet attached as Exhibit E hereto.
          (c) Exchange of Certificates.
               (i) Paying Agent. Prior to the Effective Time, the Company shall appoint a bank or other financial institution reasonably acceptable to Parent to act as paying agent (the “Paying Agent”) for the payment of the Merger Fund. At the Effective Time, Parent shall deposit with the Paying Agent (i) the aggregate amount to be paid to the holders of Common Stock pursuant to the provisions of Section 2.10(b) hereof, and (ii) the aggregate amount to be paid to the holder of the Warrant pursuant to the provisions of Section 2.10(b) hereof. The Paying Agent shall, pursuant to irrevocable instructions of the Surviving Corporation given on the Closing Date, make payments of the aggregate Per Share Common Consideration out of the Merger Fund. Following the Effective Time, amounts may from time to time be paid-in to the Merger Fund for distribution to the Company’s former Equity Holders, as provided for herein. All fees and expenses relating to the retention of and provision of services by the Paying Agent pursuant to the transactions contemplated by this Agreement will be deemed to be “Company Expenses” hereunder.
               (ii) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail or deliver to each Person who was, at the Effective Time, a holder of record of Common Stock, a letter of transmittal substantially in the form attached hereto as Exhibit F (a “Letter of Transmittal”) containing instructions for use by holders of Common Stock to effect the exchange of each of their shares of Common Stock for the Merger Consideration that such holder is entitled to receive pursuant to this Agreement. As soon as practicable after the Effective Time, each holder of an outstanding Certificate or Certificates shall, upon surrender to the Paying Agent of such Certificate or Certificates and such letter of transmittal duly executed and completed in accordance with the instructions thereto (together with such other documents as the Paying Agent may reasonably request) and acceptance thereof by the Paying Agent (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement (it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Common Stock)), be entitled to an amount of cash (payable by check) equal to the Per Share Common Consideration plus any amounts payable pursuant to Section 2.12 and Section 8.5 for each share of Common Stock represented by such Certificate or Certificates. The Paying Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 2.8(c)(ii), after the Effective Time, each Certificate shall be deemed to represent only the right to receive the Per Share Common Consideration plus any amounts payable pursuant to Section 2.12 and Section 8.5 for each share of Common Stock represented by such Certificate. No interest will be paid or will accrue on any cash payable from the Merger Fund.
               (iii) No Further Ownership Rights in Common Stock Exchanged for Cash. All cash paid upon the surrender or exchange of Certificates representing shares of Common Stock in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock exchanged for cash theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged as provided in this Section 2.8.
               (iv) Termination of Merger Fund. Any portion of the Merger Consideration in the Merger Fund which remains undistributed to the holders of Certificates for 180 days after the Effective Time (or with respect to amounts contributed to the Merger Fund following the Effective Time, 180 days after the date of such contribution) shall be delivered to the Surviving Corporation, and any holders of Certificates who have not theretofore complied with this Section 2.8 shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of the Merger Consideration that such holder is entitled to receive pursuant to this Agreement, subject to escheat and abandoned property and similar Laws.
               (v) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Merger Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
               (vi) Investment of Merger Fund. The Paying Agent shall invest any cash in the Merger Fund, as directed by the Surviving Corporation. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.
               (vii) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration that the holder of such Certificate is entitled to receive pursuant to this Agreement.
          (d) Treatment of Options, SARs, SERP Awards and the Warrant.
               (i) A list showing each of the Company’s stock option plans, programs and arrangements (collectively, the “Stock Plans”) and outstanding options to acquire shares of Common Stock under the Stock Plans or otherwise (the “Company Stock Options”), including the name of the Stock Plan under which such options were issued, the holders thereof, the number of shares subject thereto, the exercise prices thereof, the dates of scheduled vesting thereof and the terms thereof that require acceleration of such vesting by virtue of the Merger is set forth on Schedule 2.8(d). A list showing each of the Company’s stock appreciation rights plans, programs and arrangements (collectively, the “SAR Plans”) and outstanding SARs granted under the SAR Plans or otherwise (the “SARs”), including the name of the SAR Plan under which such SARs were granted, the holders thereof, the dates of scheduled vesting thereof and the terms thereof that require acceleration of such vesting by virtue of the Merger is set forth on Schedule 2.8(d). A list showing each SERP Award outstanding granted under the SERP Plan, the holder thereof, and the dates of scheduled vesting thereof and the terms thereof that require acceleration of such vesting by virtue of the Merger is set forth on Schedule 2.8(d).
               (ii) At, or immediately prior to, the Effective Time the Company shall take all actions necessary, and obtain all consents necessary, so that, except for any Rollover Securities: (1) all outstanding Company Options, SARs, SERP Awards and the Warrant (whether or not then vested or exercisable) shall be cancelled in exchange for the right to receive the amounts payable in respect of such Company Options, SARs, SERP Awards and the Warrant pursuant to Sections 2.10 and Section 2.12, as such amounts may be adjusted pursuant to Article VIII and (2) the Stock Plans, SAR Plans, SERP Plan and the Warrant shall be terminated as of the Effective Time, and the provisions in any other agreement or arrangement providing for the issuance, transfer or grant of any Capital Stock of the Company or any interest in respect of any Capital Stock of the Company shall be terminated as of the Effective Time.
               (iii) The Company shall take such actions to ensure that following the Effective Time no holder of a Company Stock Option, Warrant, SERP Award or SAR or any participant in or a party to any Stock Plan or SAR Plan, the SERP Plan or other agreement or arrangement providing for the issuance, transfer or grant of any Capital Stock of the Company or any interest in respect of any Capital Stock of the Company shall have any right thereunder to acquire any Capital Stock or any interest in respect of any Capital Stock of the Surviving Corporation.
          Section 2.9. Pre-Closing Determination of Merger Consideration         . On such day as is five days prior to the Closing Date, the Company shall deliver to Parent a statement prepared in accordance with the books and records of the Company and its Subsidiaries immediately prior to the Effective Time (the “Closing Adjustment Statement”) setting forth (i) all Company Expenses incurred or paid (or to be incurred or paid) during the period beginning on July 29, 2005 and ending immediately prior to the Effective Time (the “Closing Company Expenses”), (ii) the amount of Closing Dividends/Investments, (iii) all repayments on loans owed by employees of the Company or its Subsidiaries to the Company during the period from July 29, 2005 through and including the Closing Date, (iv) all cash proceeds from the exercise of any Company stock options during the period from July 29, 2005 through and including the date prior to the Closing Date, and (v) Schedule 1.1(b).
          Section 2.10. Wire Transfer Instructions and Payments.
          (a) Wire Transfer Instructions. No later than three Business Days prior to the Closing, the Company shall designate in writing the accounts to which the payments set forth in this Section 2.10 shall be made, which payments (other than those payable under Sections 2.10(b)(ii), 2.10(b)(iv), and 2.10(b)(v), which shall be paid by check through the Company’s payroll system) shall be made by wire transfer of immediately available funds (the “Wire Transfer Instructions”).
          (b) Payments of Merger Consideration. At the Effective Time, subject to Section 2.11, Parent will pay (or cause to be paid) the amounts set forth below, to the account (or accounts) designated for such payment (or payments) in the Wire Transfer Instructions:
               (i) to the Paying Agent, an amount equal to (i) the aggregate Per Share Common Consideration of all outstanding shares of Common Stock (other than shares of Common Stock that are Rollover Securities), multiplied by the Closing Payout Percentage, minus (ii) the aggregate Rollover Escrow Amount attributable to all shares of Common Stock that are Rollover Securities, for use in the payment to each holder of Common Stock that has executed and delivered a Letter of Transmittal of an amount equal to the Closing Payout Percentage multiplied by the Per Share Common Consideration attributable to the shares of Common Stock (other than shares of Common Stock that are Rollover Securities) held by such holder of Common Stock minus, in the case of any Rollover Holder, the Rollover Escrow Amount that is attributable to such holder’s shares of Common Stock that are Rollover Securities;
               (ii) to each holder of In-the-Money Options, an amount equal to the Closing Payout Percentage multiplied by the Per In-the-Money Option Consideration attributable to such holder’s In-the-Money Options (other than In-the-Money Options that are Rollover Securities) minus, in the case of any Rollover Holder, the Rollover Escrow Amount that is attributable to such holder’s In-the-Money Options that are Rollover Securities; provided that if a Rollover Holder is rolling over all of such holder’s In-the-Money Options pursuant to Section 2.8(b), then the Rollover Escrow Amount attributable to such holder’s In-the-Money Options that are Rollover Securities shall be deducted from the proceeds such holder would receive pursuant to Section 2.10(b)(iv) below rather than the proceeds payable under this Section 2.10(b)(ii);
               (iii) to the Paying Agent, an amount equal to the aggregate Per Warrant Share Consideration multiplied by the Closing Payout Percentage, for use in the payment to the holder of the Warrant (provided that the holder has executed and delivered a Letter of Transmittal) of an amount equal to the Closing Payout Percentage multiplied by the Per Warrant Share Consideration attributable to the holder’s Warrant;
               (iv) to the holders of SARs, an amount equal to the Closing Payout Percentage multiplied by the Per SAR Consideration attributable to such holder’s SARs;
               (v) to the holders of SERP Awards, an amount equal to the Closing Payout Percentage multiplied by the Per SERP Award Consideration for each SERP Award held by such holder; and
               (vi) $8,500,000 (the “Escrow Amount”) to Bank of New York or such other bank as Parent and the Stockholders’ Representative may jointly select (the “Escrow Agent”), which amount shall be held in an account (the “Escrow Account”) and be administered by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement.

          (c) Payment of Company Expenses. At the Effective Time on the Closing Date, as part of the Merger Consideration, in addition to the amounts set forth in Section 2.10(b) above Parent will pay (or cause to be paid) on behalf of the Company or any Subsidiary to the account (or accounts) designated for such payment (or payments) in the Wire Transfer Instructions an amount equal to any portion of the Closing Company Expenses that will be paid off at Closing to such creditors.
          Section 2.11. Withholding Rights; Certain Taxes. Each of the Paying Agent and the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration or any other payments otherwise payable to any Person pursuant to this Article II such amounts as it determines in good faith that is required to deduct and withhold with respect to the making of such payment under any provision of any Law or applicable regulation with respect to Taxes. If the Paying Agent, the Company, the Surviving Corporation or Parent, as the case may be, so withholds any such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which the Paying Agent, the Company, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.
          Section 2.12. Distribution of Proceeds from Argo-Tracker Disposition.
          (a) Promptly following the consummation of any Argo-Tracker Disposition or liquidation of Argo-Tracker Corporation pursuant to Section 6.7(c), the Surviving Corporation shall distribute the net proceeds of such disposition or liquidation (“Argo-Tracker Proceeds”) as follows:
               (i) If the Argo-Tracker Proceeds are less than or equal to $3,000,000, all Argo-Tracker Proceeds will be retained by the Surviving Corporation and not distributed;
               (ii) If the Argo-Tracker Proceeds are greater than $3,000,000, but less than or equal to $9,000,000, then the Surviving Corporation shall retain $3,000,000 and pay or cause to be paid (in accordance with Section 2.12(b) below) to each Equity Holder its Proportionate Share of all Argo-Tracker Proceeds in excess of $3,000,000, as additional consideration hereunder; and
               (iii) If the Argo-Tracker Proceeds are greater than $9,000,000, then the Surviving Corporation will retain $3,000,000, distribute $6,000,000 as contemplated in clause (ii) above and distribute all proceeds in excess of $9,000,000 (“Excess Proceeds”) as follows:
                    (A) 20% of all Excess Proceeds will be paid to management employees of Argo-Tracker Corporation (and management employees of the Surviving Corporation whose responsibilities include activities related to Argo-Tracker Corporation), in such amounts as may be determined by the board of directors of the Argo-Tracker Corporation;
                    (B) 53.33% of all Excess Proceeds will be paid, or caused to be paid (in accordance with Section 2.12(b) below) to the Equity Holders as additional consideration hereunder, with each Equity Holder receiving its Proportionate Share thereof; and

               (C) 26.67% of all Excess Proceeds will be retained by the Surviving Corporation.
          (b) With respect to Equity Holders that hold shares of Common Stock or the Warrant, the aggregate Proportionate Share of all Argo-Tracker Proceeds payable pursuant to Section 2.12(a) above in respect of such holders’ Common Stock and Warrants shall be delivered to the Paying Agent by wire transfer pursuant to the Wire Transfer Instructions for the benefit of such Equity Holders (and the Paying Agent will promptly pay to each such holder the amount to which it is entitled pursuant to Section 2.12(a) above with respect to such holder’s Common Stock and the Warrant). With respect to Equity Holders that hold In-the-Money Options, SARs, or SERP Awards, the Proportionate Share of all Argo-Tracker Proceeds payable pursuant to Section 2.12(a) above in respect of such holder’s In-the-Money Options, SARs or SERP Awards will be paid by check through the Surviving Corporation’s payroll system. In addition, all Argo-Tracker Proceeds distributed to officers of Argo-Tracker Corporation pursuant to Section 2.12(a)(iii)(A) above will be paid by check through the Surviving Corporation’s payroll system.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          The Company hereby represents and warrants to each of Parent and Acquisition Sub as of the date hereof and as of the Closing Date as follows:
          Section 3.1. Organization. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware with requisite corporate power and authority to conduct its business as it is currently being conducted and to own or lease, as applicable, its properties and assets. The Company is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary except where the failure to so qualify or be in good standing would not be material and adverse to the Company and its Subsidiaries taken as a whole. Copies of the Company’s Organizational Documents heretofore made available to Parent, are correct and complete as of the date hereof, and the Company is not in default under or in violation of any provision of its Organizational Documents in any material respect. Schedule 3.1 lists the jurisdictions in which the Company is qualified to do business as a foreign corporation.
          Section 3.2. Subsidiaries.
          (a) Except as set forth on Schedule 3.2, the Company does not have any Subsidiaries and does not, directly or indirectly, own any interest in any other corporation, partnership, limited liability company, limited partnership, joint venture or other business association or entity, foreign or domestic. Except as set forth on Schedule 3.2, neither the Company nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.
          (b) Each Subsidiary is an entity as specified on Schedule 3.2, duly organized, validly existing and in good standing under the laws of its jurisdiction specified on Schedule 3.2, with all requisite power and authority to conduct its business as it is currently being conducted and to own or lease, as applicable, its properties and assets. Each Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary except where the failure to so qualify or be in good standing would not be material and adverse to the Company and its Subsidiaries taken as a whole. Copies of the Organizational Documents of each Subsidiary, and all amendments thereto, heretofore made available to Parent, are correct and complete as of the date hereof, and none of the Subsidiaries are in default under or in violation of any provision of their respective Organizational Documents in any material respect. Schedule 3.2 lists the jurisdictions in which each Subsidiary is organized and qualified to do business as a foreign entity.
          (c) The authorized Capital Stock of each of the Subsidiaries as of the date hereof is as set forth on Schedule 3.2. All issued and outstanding Capital Stock of each of the Subsidiaries is duly authorized and validly issued, fully paid and nonassessable. The identity of the holders of the Capital Stock of each of the Subsidiaries and the percentage of their fully-diluted ownership of the Capital Stock of each of the Subsidiaries as of the date hereof is set forth on Schedule 3.2, and such holders hold of record and own beneficially all of the outstanding Capital Stock of each of the Subsidiaries, free and clear of any restrictions on transfer (other than restrictions under the Securities Act of 1933, as amended and state securities laws), or Encumbrances other than Permitted Encumbrances.
          (d) There are no outstanding rights, options, warrants, conversion rights or similar agreements, commitments or understandings for the purchase or acquisition from any Subsidiary of any Capital Stock of such Subsidiary. There are no (i) agreements of any kind which obligate any of the Subsidiaries to issue, purchase, redeem or otherwise acquire any of its outstanding Capital Stock, including statutory or contractual preemptive rights or rights of first refusal with respect to the Capital Stock of such Subsidiary, (ii) stock appreciation rights, phantom stock or similar plans or rights pursuant to which any Subsidiary has any obligations, or (iii) voting trusts, proxies, or similar agreements to which the Company or any Subsidiary is a party with respect to the Capital Stock of any Subsidiary. No bonds, debentures, notes or other instruments or evidence of Indebtedness having the right to vote (or are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which any Subsidiary’s stockholders may vote are issued or outstanding.
          Section 3.3. Authorization. Subject to obtaining the Required Stockholder Approval, the Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and the Transaction Documents to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly approved by the Board. Except for the Required Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby. Subject to obtaining the Required Stockholder Approval, this Agreement and the other Transaction Documents to which the Company or any of its Subsidiaries is a party have been, or will be, duly executed and delivered by the Company or such Subsidiary (as applicable) and, assuming the due authorization, execution and delivery hereof and thereof by each of the other parties hereto and thereto, are, or will be, the valid and binding obligation of the Company or each such Subsidiary, as applicable, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law.
          Section 3.4. Capitalization. The authorized Capital Stock of the Company consists of 3,938,785 shares of Common Stock and 1,000,000 shares of Preferred Stock, $0.01 par value per share. Schedule 3.4 sets forth the identity of each holder of Capital Stock of the Company, along with the number of shares of Capital Stock of the Company held by such holder (and, in the case of each holder of Company Stock Options, the exercise price therefor); provided that immediately prior to the Effective Time (i) the number of shares of Common Stock outstanding (as well as the number of shares of Common Stock held of record by the ESOP) will be 42,000 shares greater than as set forth on Schedule 3.4 and (ii) the number of SERP Awards outstanding will be 2,500 greater than as set forth on Schedule 3.4. All the outstanding shares of Capital Stock of the Company have been duly authorized, are validly issued and are fully paid and non-assessable. Except as otherwise set forth on Schedule 3.4, there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued shares of Capital Stock or other equity interest in the Company, or any contract, commitment, agreement, understanding or arrangement of any kind to which the Company is a party or of which the Company has Knowledge and relating to the issuance or sale of any Capital Stock of the Company, any such convertible or exchangeable securities or any such rights, warrants or options, and there are no outstanding or authorized stock appreciation, phantom unit, profit participation or other similar rights outstanding. Except as otherwise set forth on Schedule 3.4 or as set forth in the Stockholders’ Agreement, the Credit Agreement (as amended by the Credit Agreement Amendment), or the Indenture, there are no restrictions on the transfer of shares of Capital Stock of the Company other than those imposed by relevant state and federal securities laws. Except as set forth on Schedule 3.4 or as set forth in the Stockholders’ Agreement, no holder of any security of the Company is entitled to preemptive or similar statutory or contractual rights, either arising pursuant to any agreement or instrument to which the Company is a party, or which are otherwise binding upon the Company.
          Section 3.5. Governmental Consents and Approvals. Except as set forth on Schedule 3.5 and for (a) filings, Permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities laws or the HSR Act, and (b) the filing and recordation of the Merger Certificate as required by the DGCL, no material consent, approval, Permit, authorization or written notice of, declaration to or filing or registration with, any Governmental Authority is required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
          Section 3.6. Litigation.
          (a) Except as set forth on Schedule 3.6, (i) none of the Company nor any of its Subsidiaries is subject to any outstanding Court Order and (ii) there is no material Action,

pending or, to the Knowledge of the Company, threatened, nor has there been any material Action within the past three years, against the Company, the Subsidiaries or any of their respective assets, or to the Knowledge of the Company, against any director, officer, member of management or holder of greater than 5% of the Capital Stock of the Company or any of its Subsidiaries (on an as-converted basis) and with respect to any such 5% holder in any way relates to the Company or such Person’s interests therein. None of the Actions or Court Orders listed on Schedule 3.6 could reasonably be expected to (a) either individually or in the aggregate result in liability of the Company or any of its Subsidiaries in an amount or value in excess of $500,000 or otherwise be material and adverse to the Company or any Subsidiary, (b) call into question the validity of this Agreement, any other Transaction Document or any action taken or to be taken pursuant hereto or thereto or (c) prevent the consummation of the transactions contemplated by this Agreement or any other Transaction Document (and for the avoidance of doubt, any such liability in excess of $500,000 would constitute a breach of this representation notwithstanding the disclosure of such Action or Court Order on Schedule 3.6).
          (b) Except as set forth on Schedule 3.6, since January 1, 2002, none of the Company nor any of its Subsidiaries has entered into any settlement agreement with respect to any Action (or threatened Action) involving a payment or provision of other consideration in an amount or value in excess of $250,000 by the Company or any Subsidiary, whether or not covered by insurance or otherwise subject to indemnification or that had consequences that were otherwise material to the Company or any Subsidiary.
          Section 3.7. Compliance with Laws.
          (a) Except as set forth on Schedule 3.7, each of the Company and its Subsidiaries is (a) in compliance and for the past three years has been in compliance in all material respects with all Laws applicable to its properties and assets and (b) not in, and has not been at any time in the past three years, in Default of any Court Order, and neither the Company nor any of its Subsidiaries has received a written notice at any time in the past three years alleging any material failure to comply with any Law. For the avoidance of doubt, no representation or warranty is made in this Section 3.7 with respect to (a) Taxes, which are covered by Section 3.12, (b) Environmental Laws, which are covered by Section 3.22 and (c) ERISA, which is covered by Section 3.13.
          (b) The Company and its Subsidiaries currently have and have had for the past three years all material Permits which are required for the operation of their respective businesses as presently conducted. All material Permits that the Company and Subsidiaries currently have will be available for use by the Surviving Corporation and its subsidiaries immediately after the Effective Time. Neither the Company nor any Subsidiary is in material Default (and no event has occurred which, with notice or the lapse of time or both, would constitute a material Default) of any term, condition or provision of any material Permit to which it is a party. No written notices have been received by the Company or any of its Subsidiaries at any time in the past three years alleging the failure to hold any material Permit.
          Section 3.8. No Violations. Except as set forth in Schedule 3.8, neither the execution and delivery of this Agreement or the other Transaction Documents, nor the consummation of any of the transactions contemplated hereby or thereby by the Company or the performance by the Company and its Subsidiaries of their obligations hereunder and thereunder, will, subject to obtaining the consents listed on Schedule 3.8 (a) violate, conflict with, or result in a breach or Default under any provision of the Organizational Documents of the Company or any Subsidiary, (b) violate in any material respect any Laws applicable to the Company or any Subsidiary, or (c) result in a material violation or breach by the Company or any Subsidiary of, conflict in any material respect with, constitute (with or without due notice or lapse of time or both) a Default by the Company or any Subsidiary or give rise to any right of termination, cancellation, payment or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrance) upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, franchise, Permit, or other Material Contract to which the Company or any Subsidiary is a party, or by which the Company or any Subsidiary or any of their respective properties or assets may be bound.
          Section 3.9. Property.
          (a) Schedule 3.9(a) sets forth the address of all real property owned including all land owned by the Company or any of its Subsidiaries (together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, the “Owned Real Property”). With respect to each Owned Real Property: (i) the Company or its Subsidiaries (as the case may be) has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances; (ii) except as set forth in Schedule 3.9(a), Company or its Subsidiaries has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (iii) other than the right of Parent or Acquisition Sub pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.
          (b) Schedule 3.9(b) sets forth the address of all real property leased by the Company or any of its Subsidiaries (together with all leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries (the “Leased Real Property”), and a true and complete list of all Leases and Landlord Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease or Landlord Lease, as the case may be). The Company has made available to Parent a true and complete copy of each such Lease, and neither the Company nor any of its Subsidiaries is party to any oral Lease or oral arrangement that if it were written would be a Landlord Lease. Except as set forth in Schedule 3.9(b), with respect to each of the Leases and Landlord Leases set forth on such schedule: (i) such Lease or Landlord Lease is valid, binding, enforceable and in full force and effect; (ii) the Company’s or any Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Knowledge of the Company, there are no material disputes with respect to such Lease; (iii) neither the Company nor any Subsidiary is, nor to the Knowledge of the Company is any other party to any Lease or Landlord Lease in material breach or Default under such Lease or Landlord Lease, and to the

Knowledge of the Company no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or Default; (iv) no security deposit or portion thereof deposited with respect to such Lease or Landlord Lease has been applied in respect of a breach or Default under such Lease or Landlord Lease which has not been redeposited in full; (v) neither the Company nor any Subsidiary owes, any brokerage commissions or finder’s fees with respect to any such Lease or Landlord Lease; and (vi) other than pursuant to the Credit Agreement (as amended by the Credit Agreement Amendment) or the Indenture, the Company or any Subsidiary has not collaterally assigned or granted any other security interest in such Lease or Landlord Lease or any interest therein.
          (c) The Owned Real Property identified in Schedule 3.9(a), the Leased Real Property identified in Schedule 3.9(b) and the Improvements (collectively, the “Real Property”) comprise all of the real property used or intended to be used in, or otherwise related to, the Company’s business.
          (d) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property (the “Improvements”) are sufficient for the operation of the Company’s business. To the Knowledge of the Company, there are no material structural deficiencies or latent defects affecting any of the Improvements and, to the Company’s Knowledge, there are no facts or conditions affecting any of the Improvements which in either case would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the Company’s business.
          Section 3.10. Tangible Assets. The Company and its Subsidiaries own or lease all buildings, Improvements, machinery, equipment, and other tangible assets necessary for the conduct of their business as presently conducted. Any such material tangible asset is free from any material defects (patent and latent) and in all material respects is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used.
          Section 3.11. Financial Information; Liabilities; SEC Filings.
          (a) The Company heretofore has delivered to Parent correct and complete copies of the Audited Financial Statements and all Interim Financial Statements prepared prior to the date hereof. The Interim Financial Statements were prepared on a basis, and using principles, consistent with the preparation of the Audited Financial Statements. All Financial Statements (including the notes thereto) (i) have been prepared in accordance with GAAP (except for the absence of footnotes and subject to normal year-end adjustments on the Financial Statements that are unaudited, which adjustments will not be material either individually or in the aggregate), consistently applied throughout such Financial Statements and the periods covered thereby in accordance with past custom and practice of the Company, (ii) fairly and accurately present, in all material respects, the financial position of the Company as of the respective dates thereof, results of operations, cash flows and changes in financial position of the Company for each of the periods then ended, and (iii) are consistent with the books and records of the Company and its Subsidiaries in all material respects (which books and records are correct and complete in all material respects).

          (b) The Most Recent Balance Sheet accurately reflects all liabilities of the Company required to be reflected in accordance with GAAP. Except as disclosed on Schedule 3.11(b), since the date of the Most Recent Balance Sheet the Company has not incurred any liability other than in the Ordinary Course (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of a Regulation), to the effect that if such liability existed as of the date of the Most Recent Balance Sheet such liability would have been required to be set forth on such balance sheet in accordance with GAAP.
          (c) Except as set forth on Schedule 3.11(c) since January 1, 2002, Argo-Tech has made all filings with the U.S. Securities and Exchange Commission (the “SEC”) that it has been required to make under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such reports collectively, the “Public Reports”) and pursuant to the terms of the Indenture. Each of the Public Reports as of its date has complied with the Securities Act or the Exchange Act, as applicable, and the rules promulgated thereunder or pursuant thereto in all material respects. None of the Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent that a Public Report listed on Schedule 3.11(c) was corrected by a Public Report subsequently filed with the SEC and identified as the correcting Public Report on Schedule 3.11(c).
          (d) Each required form, report and document containing financial statements that the Company has filed with or submitted to the SEC since July 31, 2002 was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such act or the Exchange Act (collectively, the “Sarbanes-Oxley Act”), and no such certificate has been modified or withdrawn. A copy of each such certificate has been made available to Parent. Neither the Company nor any of its officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.
          Section 3.12. Taxes.
          (a) Tax Returns; Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed (or, in the case of Tax Returns due between the date hereof and the Closing Date, will duly and timely file) all Tax Returns that it was required to file. All such Tax Returns are correct and complete in all respects. All Taxes owed by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid or reserved for on the Financial Statements (or, if due between the date hereof and the Closing Date, will be duly and timely paid or reserved for). Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Taxing Authority in a jurisdiction where neither the Company nor any of it Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no security interests in any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax. All claims and elections that have been made by the Company or any of its Subsidiaries are valid and have been made within the applicable time limits. None of the claims or elections is in dispute and none of the claims or elections will be withdrawn.
          (b) Withholding. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person.
          (c) Additional Taxes; Past Returns. There is no dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries claimed or raised by any Taxing Authority in writing or as to which the Company or any of its Subsidiaries has Knowledge. Neither the Company nor any of its Subsidiaries has received from any Taxing Authority any payment to which it was not entitled nor has the Company or any of its Subsidiaries received any Tax assessment in which its Tax liability is understated. Schedule 3.12(c) lists all (i) United States federal, state and local income or corporation Tax Returns filed with respect to the Company or any of its Subsidiaries for any taxable period which ended on or after January 1, 2001 and (ii) non-United States income or corporation Tax Returns filed with respect to the Company or any of its Subsidiaries for any taxable period which ended on or after January 1, 1998, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit, inquiry or other examination. The Company has made available to Parent correct and complete copies of all material Tax Returns filed by and all examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries since January 1, 2001 with respect to any material United States, federal, state or local Tax Returns and since January 1, 1998 with respect to any material non-United States Tax Returns.
          (d) Statute of Limitations. Neither the Company nor any of its Subsidiaries has waived (or is subject to a waiver of) any statute of limitations in respect of any Tax or has agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency.
          (e) Tax sharing Agreements. Other than an agreement or arrangement described in Schedule 3.12(e), neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or other similar agreement.
          (f) Miscellaneous. Neither the Company nor any of its Subsidiaries has filed a consent under former Section 341(f) of the Code concerning collapsible corporations. Except as otherwise set forth on Schedule 3.12(f), neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code (or any similar provision of state, local or foreign law). Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Except as otherwise set forth on Schedule 3.12(f), the Company and each of its Subsidiaries has disclosed on its United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code. Except as otherwise set forth on Schedule 3.12(f), neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person other than itself under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.
          (g) Tax Reserves. The unpaid Taxes of the Company and its Subsidiaries, being current Taxes not yet due and payable, (a) as of July 29, 2005 did not exceed the amount of the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and tax income) set forth on the face of the Interim Financial Statements (rather than in any notes thereto) and (b) as of the Closing Date, will not exceed the amount of that reserve, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.
          (h) Tax Records. The Company and each of its Subsidiaries (to the extent required by law) has preserved and retained in its possession complete and accurate records relating to its Tax affairs (including, without limitation, payroll and value-added tax records and records relating to transfer pricing) and the Company and each of its Subsidiaries has sufficient records relating to past events to calculate for Tax purposes the gain or loss that would arise on the disposal or realization of any asset owned by it at the date of this Agreement or acquired by it after that date but on or prior to Closing.
          (i) Pre-Closing Items. Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;
(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;
(iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law);
(iv) installment sale or open transaction disposition made on or prior to the Closing Date; or
(v) prepaid amount received on or prior to the Closing Date.
          (j) Section 355. Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

          Section 3.13. Employment Benefits.
          (a) Schedule 3.13(a) sets forth a complete and correct list of each Employee Benefit Plan. Except as set forth on Schedule 3.13(a), neither the Company nor any of its Subsidiaries has any payment obligation to any Person under any plan, agreement or arrangement which payment obligation is due or payable, or shall become due or payable, as a result of the consummation of the transactions contemplated hereby.
          (b) Each Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Employee Benefit Plan and the terms of any applicable collective bargaining agreement and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and all other applicable Laws. The ESOP is a duly organized and validly existing trust.
          (c) All required reports and descriptions (including annual reports on Form 5500), summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each Employee Benefit Plan. The Company and its Subsidiaries and each ERISA Affiliate have complied and are in compliance with the requirements of COBRA.
          (d) All contributions (including all employer contributions and employee salary reduction contributions) and premium payments that are due have been made within the time periods prescribed by ERISA and the Code with respect to each Employee Benefit Plan, and all contributions and premium payments for any period ending on or before the Closing Date that are not yet due have been made with respect to each Employee Benefit Plan or properly accrued.
          (e) Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a favorable determination letter from the Internal Revenue Service, and nothing has occurred that could adversely affect the qualified status of any such Employee Benefit Plan. Each such Employee Benefit Plan has been timely amended to comply with the provisions of the legislation commonly referred to as “GUST” and “EGTRRA” and submitted to the Internal Revenue Service for a determination letter that takes the GUST amendments into account within the GUST remedial amendment period.
          (f) The Company has made available to the Parent correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent annual report (IRS Form 5500, with all applicable attachments), and all related trust agreements, insurance contracts, and other funding arrangements that implement each Employee Benefit Plan.
          (g) Except as set forth on Schedule 3.13(g), none of the Company, any of its Subsidiaries, or any ERISA Affiliate maintains, sponsors, contributes to, or has any current or potential liability under (or with respect to) any “defined benefit plan” (as defined in ERISA Section 3(35)), or any “multiemployer plan” (as defined in ERISA Section 3(37)), or otherwise has any current or potential liability under Title IV of ERISA. No asset of the Company or any of its Subsidiaries is subject to any Encumbrance under ERISA or the Code. There has been no application for or waiver of the minimum funding standards imposed by ERISA Section 302 and Code Section 412 with respect to any Employee Benefit Plan; no Employee Benefit Plan has an “accumulated funding deficiency” within the meaning of Code Section 412; and there has been no “reportable event” (within the meaning of Section 4043 of ERISA) with respect to any Employee Benefit Plan.
          (h) There have been no non-exempt prohibited transactions (as defined in ERISA Section 406 or Code Section 4975) with respect to any Employee Benefit Plan. No fiduciary (as defined in ERISA Section 3(21)) has any liability or obligation for any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. No action, suit, proceeding, hearing, audit or investigation with respect any Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, there is no basis for any such action, suit, proceeding, hearing, audit or investigation.
          (i) Except as set forth on Schedule 3.13(i), neither the Company nor any of its Subsidiaries maintains, contributes to or has an obligation to contribute to, or any liability or obligation with respect to, the provision of medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers, employees or contractors of the Company or any of its Subsidiaries (or any spouse or other dependent thereof) other than in accordance with COBRA.
          (j) All “employer securities” (as defined in ERISA Section 407(d)(1)) at any time held by the ESOP have at all times been “employer securities” as defined in Code Section 409(l) and “qualifying employer securities” as defined in Code Section 4975(e)(8) and ERISA Section 407(d)(5). Neither the ESOP nor any fiduciary (as defined in ERISA Section 3(21)) of the ESOP has at any time engaged in any non-exempt prohibited transaction (as defined in ERISA Section 406 or Code Section 4975) with respect to the ESOP; the ESOP has at all times been maintained in form and in operation in compliance with Code Section 401(a) and Code Section 4975, and any transaction to which the ESOP was at any time a party involving the purchase, sale or exchange of any security complied in all respects with the applicable requirements of ERISA and the Code, including ERISA Section 3(18).
          (k) Neither the Company nor any of its Subsidiaries has, since October 3, 2004, (i) granted to any Person an interest in a nonqualified deferred compensation plan (as defined in Code Section 409A(d)(1)) which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the Tax imposed by Code Section 409A(a)(1)(B) or (b)(4)(A), or (ii) modified the terms of any nonqualified deferred compensation plan in a manner that could cause an interest previously granted under such plan to become subject to the Tax imposed by Code Section 409A(a)(1)(B) or (b)(4).
          (l) Schedule 3.13(l) contains a complete and correct list of each benefit plan, program, agreement or arrangement with respect to which the Company or any of its Subsidiaries has any current or potential obligation or liability relating to the provision of benefits to any current or former employee, officer, director or contractor of the Company or any of its Subsidiaries residing or working outside the United States (each, a “Foreign Plan”). Each

Foreign Plan has been maintained, funded and administered in accordance with its terms and the requirements of all applicable Laws, and no Foreign Plan has any unfunded or underfunded liabilities.
          Section 3.14. Transactions with Affiliates. Except as set forth on Schedule 3.14, no officer, director or Affiliate of the Company or, to the Knowledge of the Company, any Affiliate of any such individual or entity is a consultant, competitor, creditor, debtor, customer, distributor, supplier or vendor of, or is a party to any material contract or agreement with, the Company or any Subsidiary. Except as set forth on Schedule 3.14, no officer, director or Affiliate of the Company or, to the Knowledge of the Company, any Affiliate of any such individual or entity owns any direct or indirect interest in any material asset used in connection with the business of the Company and its Subsidiaries.
          Section 3.15. Assumptions or Guaranties of Indebtedness of Other Persons. Except as set forth on Schedule 3.15, neither the Company nor any of its Subsidiaries has assumed, guaranteed, endorsed or otherwise become directly or contingently liable on (including, without limitation, liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor or otherwise to assure the creditor against loss) any Indebtedness of any other Person that is outstanding as of the date of this Agreement.
          Section 3.16. Loans to Other Persons. Except as set forth on Schedule 3.16, the Company has not made any loan or advance to any Person which is outstanding on the date of this Agreement, nor is the Company obligated or committed to make any such loans or advances, other than outstanding loans or advances to employees in the Ordinary Course not exceeding $250,000 in the aggregate.
          Section 3.17. Absence of Certain Changes. Except as set forth on Schedule 3.17 or as otherwise contemplated or permitted by, or as a consequence of, this Agreement, since October 31, 2004, (a) there has not occurred any event, circumstance or fact that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, (b) except for the process that gave rise to this Agreement and the process related to a potential sale of Carter Ground Fueling Ltd., the Company and each of the Subsidiaries has conducted its respective business in all material respects in the Ordinary Course, and (c) there has not been:
          (a) any amendment to the Organizational Documents of the Company or its Subsidiaries;
          (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) on any class of Capital Stock of the Company, or any redemption or repurchase by the Company of shares of its Capital Stock;
          (c) any split, combination, reclassification, or other modification of the terms of, or any issuance, sale or disposal of, the Capital Stock of the Company or any of the Subsidiaries;
          (d) (i) other than in the Ordinary Course, any sale, transfer, pledge, license or other disposition by the Company or any of the Subsidiaries of any of their respective material assets, (ii) Encumbrance (other than Permitted Encumbrances) created with respect to any of their respective material assets, or (iii) damage, distribution or casualty loss, in each case, exceeding $250,000 in the aggregate, whether or not covered by insurance;
          (e) except (i) as required by Law or as required by Contracts or plans entered into or in existence on or prior to the date of this Agreement and disclosed to Parent pursuant to this Agreement and (ii) normal increases in salary and wages in the Ordinary Course, any increase in the salary or other compensation payable to any of the officers, directors, employees or consultants of the Company or any of its Subsidiaries, or the payment or commitment to pay any bonus, or other additional salary or compensation to any of the officers, directors, employees or consultants of the Company or any of its Subsidiaries, other than customary compensation increases awarded to its employees which have been awarded in the Ordinary Course;
          (f) any adoption, material amendment, material modification, or termination of any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or any such action taken with respect to any other Employee Benefit Plan) except as required by Law;
          (g) any authorization for issuance, issuance, sale, delivery or grant of any options, warrants, subscriptions or other rights for any class of Capital Stock of the Company or any Subsidiary, or any securities convertible into or exchangeable or exercisable for shares of any class of Capital Stock of the Company or any Subsidiary (except for the issuance of Capital Stock of the Company in connection with the exercise of any Company Stock Option or the Warrant);
          (h) any incurrence of, or commitment to incur, any capital expenditure in excess of $150,000 individually, or $1,700,000 in the aggregate;
          (i) any acquisition by merger, consolidation or acquisition of stock of any Person or any business of any other Person or any acquisition of a portion of the assets of any Person involving more than $250,000 other than purchases of assets in the Ordinary Course;
          (j) any settlement or compromise regarding any pending or threatened suit, action or claim, the settlement or compromise of which provides for covenants that restrict the Company’s or its Subsidiaries’ ability to operate or compete or use any Intellectual Property or provides for the payment of money or performance that in either case would reasonably be expected to involve value in excess of $250,000;
          (k) any discharge or satisfaction of any material Encumbrance, or obligation or liability in excess of $100,000 individually or $500,000 in the aggregate, other than current liabilities payable in the Ordinary Course;
          (l) any adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);
          (m) any incurrence of Indebtedness not disclosed in the Financial Statements (in each case, determined in accordance with GAAP), this Agreement or the Schedules to this

Agreement, or issuance of any note, bond or other debt security or any assumption, guarantee, endorsement or other accommodation of any obligations of any other Person, or any loan or advance made to any Person;
          (n) other than compensation paid in the Ordinary Course, any transaction or other arrangement with, or payment to any officer, director, or Affiliate of the Company or, to the Knowledge of the Company, any Affiliate of any such individual or entity, or any amendment or termination of any arrangement with any such Person, or any cancellation or waiver of any debts, loans, advances or claims with any such Person, in each case with a value, individually or in the aggregate, in excess of $100,000;
          (o) any waiver of any material benefits of, or modification of any material terms of, any confidentiality, standstill, non-solicitation or similar agreement to which the Company or any Subsidiary is a party;
          (p) any action (or failure to take any action) by the Company that would reasonably be expected to result in the loss lapse, abandonment, invalidity or unenforceability of any material Intellectual Property;
          (q) any new Tax election made or any change to any Tax election, any change of annual accounting period, any adoption of or change in any accounting method, settlement of any Tax claim or assessment relating to the Company or any of its Subsidiaries, the entering into of any closing agreement, the surrender of any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would reasonably have been expected to have the effect of increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;
          (r) any agreement or commitment entered into by the Company or any of the Subsidiaries to do any act described in clauses (a) through (q) above.
          Section 3.18. Labor Relations.
          (a) Except as disclosed on Schedule 3.18(a) attached hereto, with respect to the Company and each of its Subsidiaries: (i) there is no collective bargaining agreement or relationship with any labor organization; (ii) to the Knowledge of the Company no executive or manager (A) has expressed an intent to terminate their employment prior to the Closing or in connection with the Merger, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any other Person besides the Company or its Subsidiaries, as applicable, that would be material to the performance of such employee’s employment duties, or the ability of the Company and/or the applicable Subsidiary to conduct their business; (iii) within the past 3 years no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition; (iv) to the Knowledge of the Company, within the past 3 years no union organizing or decertification efforts were underway or threatened; (v) within the past 3 years no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or, to the Knowledge of the Company, threatened; (vi) there are no pending workman’s compensation liabilities, matters or experience that, individually would reasonably be expected to result in liability in excess of $100,000 or collectively in excess of $500,000; and (vii) there is no material employment-related charge, complaint, grievance, investigation or obligation of any kind, pending or to the Knowledge of the Company, threatened in any forum, relating to an alleged material violation or material breach by the Company or its Subsidiaries of any Law, or Contract.
          (b) Except as disclosed on Schedule 3.18(b), (i) there are no employment contracts or severance agreements with any employees of the Company or its Subsidiaries, and, (ii) there are no written personnel policies, rules or procedures applicable to employees of the Company or the its Subsidiaries.
          (c) With respect to this transaction, any notice required under any law or collective bargaining agreement has been, or prior to the Closing will be, given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Within the past three years, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees that would implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, the “WARN Act”), and no such action will be implemented without advance notification to Parent.
          Section 3.19. Insurance. Schedule 3.19 contains a correct and complete list and description (including the name of the insurer, amount and type of coverage) of all material policies or binders of insurance maintained by the Company or any of its Subsidiaries, including any such policies or binders with respect to the business, assets or the employees of the Company or any of its Subsidiaries. All such insurance coverage is in full force and effect, no written notice of cancellation, non-renewal, termination, premium increase or change in coverage has been received with respect thereto and to the Company’s Knowledge there is no existing Default by any insured thereunder. The Company has not received any notice of a premium audit with respect to such policies. The Company and its Subsidiaries have complied in all material respects with the provisions of such policies. All premiums and other amounts due on such policies have been paid. Schedule 3.19 sets forth a list or description of each claim made under any such policy during the prior three years involving or which would reasonably be expected to involve an amount in excess of $250,000.
          Section 3.20. Books and Records. The Company has made available to Parent copies of all minute books and all other existing records of any meeting of the Board of the Directors (and any committee thereof), each of which is complete and correct in all material respects. All books and records relating to the business of the Company required by Governmental Authorities, are complete and correct in all material respects.
          Section 3.21. Material Contracts. Except as contemplated by this Agreement and as set forth on Schedule 3.21, neither the Company nor its Subsidiaries is a party to or otherwise bound or affected by any oral or written:

          (a) customer contracts involving payments in excess of $500,000 in the aggregate or otherwise entered into outside of the Ordinary Course;
          (b) supplier contracts involving payments in excess of $500,000 in the aggregate or otherwise entered into outside of the Ordinary Course;
          (c) contract for the employment of any officer, director, individual, employee, consultant or other Person on a full-time, part-time or consulting basis which (i) provides for total cash compensation (salary and bonus) in excess of $150,000 for any 12-month period, (ii) provides for the payment of cash or other compensation or benefits upon the consummation of the transactions contemplated hereby, or (iii) provides any severance benefits or making any severance arrangements;
          (d) bonus, pension, profit-sharing, retirement, hospitalization, insurance, stock purchase, stock option or similar plan, contract or understanding pursuant to which benefits are provided to any employee of the Company or any of its Subsidiaries (other than group insurance plans and expense reimbursements applicable to employees generally);
          (e) collective bargaining or similar agreements;
          (f) agreement or indenture relating to the borrowing of money or to the mortgaging or pledging of, or otherwise placing an Encumbrance on, any material asset, or any guarantee therefor;
          (g) contract, agreement, license, or release with respect to the license, transfer, disposition, or agreement not to sue with respect to, or enforce, any material Intellectual Property (other than licenses for mass-marketed computer software with a replacement cost and/or annual license fee of less than $100,000);
          (h) stockholders agreement (other than the Stockholders’ Agreement which shall be terminated at or prior to the Effective Time), registration rights agreement, voting agreement, voting trust agreement or similar agreements to which the Company or any Subsidiary is subject;
          (i) agreement, or group of related agreements with the same party or any group of affiliated parties, under which the Company or any Subsidiary has advanced or agreed to advance money or has agreed to lease any personal property as lessor in each case, involving consideration in excess of $100,000 in any 12-month period;
          (j) Lease of personal property by the Company or a Subsidiary involving annual payments in excess of $100,000;
          (k) agreement concerning a partnership or joint venture or minority equity investment, or relating to loans or advances to any Person, other than loans and advances to employees made in the Ordinary Course;

          (l) instrument or agreement whereby the Company or any Subsidiary grants any other Person a power of attorney outside the Ordinary Course or indemnifies outside the Ordinary Course any other Person against loss or liability;
          (m) agreement concerning confidentiality or non-competition other than confidentiality agreements entered into by the Company in a commercial context in the Ordinary Course;
          (n) agreement with any officer, director, stockholder or Affiliate of the Company;
          (o) other than this Agreement, agreement under which the Company or any Subsidiary would reasonably be expected to have liabilities or obligations in the future relating to the acquisition or disposition of assets having a value in excess of $250,000 by way of merger, consolidation, purchase, sale or otherwise, or granting to any Person a right at such Person’s option to purchase or acquire any material asset or property of the Company or any Subsidiary or any interest therein (not including dispositions of inventory in the Ordinary Course);
          (p) agreement, contract or commitment for the construction or modification of any building, structure or other fixed asset, or for the incurrence of any other capital expenditure involving amounts in excess of $250,000; or
          (q) other contract or group of related contracts with the same party involving more than $500,000 and continuing over a period of more than six months from the date or dates thereof (including renewals or extensions optional with another party), which contract or group of contracts is not terminable by the Company or any Subsidiary without penalty upon notice of 30 days, or less (collectively, all agreements listed, or required to be listed on Schedule 3.21 pursuant to (a) through (p) of this Section 3.21 are referred to as the “Material Contracts”).
          Each Material Contract is in full force and effect and is valid and enforceable by and against the Company or a Subsidiary and, to the Knowledge of the Company, each Material Contract is valid and enforceable against the other parties thereto, in each case in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. Neither the Company nor any Subsidiary is in Default under any Material Contract, nor has it received notice of any material Default under any such Material Contract.
          Section 3.22. Environmental Matters. Except as set forth on Schedule 3.22:
          (a) The Company and each Subsidiary has complied and is in compliance in all material respects with all Environmental Laws, including without limitation all Environmental Permits.
          (b) The Company nor any Subsidiary has not received any written notice, report or other information regarding any actual or alleged material violation of Environmental Laws, or any material liabilities or potential liabilities (contingent or otherwise), including without limitation any investigatory, remedial or corrective obligations, arising under Environmental Laws.
          (c) There are no existing or past actions, activities, circumstances, conditions, events or incidents, including, the Release or threatened Release of any Hazardous Material that would form the basis of any material Environmental Claim against the Company or any of its Subsidiaries.
          (d) The Company and each of its Subsidiaries have not, either expressly or by operation of law, assumed or undertaken any material liability, including without limitation any obligation for corrective or remedial action, of any other person relating to Environmental Laws.
          (e) Neither the Company, its Subsidiaries nor any predecessor or affiliate of the Company or any of its Subsidiaries has manufactured, sold, marketed, installed or distributed products containing asbestos, and Seller has no material liability (contingent or otherwise) with respect to the presence or alleged presence of asbestos or asbestos-containing material in any product or at any property or facility.
          (f) To its Knowledge, the Company has furnished to Buyer all environmental audits, reports and other material environmental documents which are in its possession or under its reasonable control relating to its or its affiliates or predecessors past or current properties, facilities or operations.
          (g) The Company and/or its Subsidiaries are parties to (i) the Agreement of Purchase and Sale Between AGNEM Holdings, Inc. and TRW, Inc., dated as of August 5, 1986, including without limitation all rights with respect to environmental conditions at the facility located in Cleveland, Ohio as are described in a claim letter filed by the Company against TRW, Inc., dated October 19, 1988 (“TRW Indemnity Agreement”), and (ii) the Stock Purchase Agreement by and among J.C. Carter Company, Inc. and Argo-Tech, dated August 1, 1997, with respect to the facility in Costa Mesa, California, including without limitation the indemnity for matters set forth on Schedule 9.1 to such Agreement (“Costa Mesa Indemnity Agreement” and, together with the TRW Indemnity, the “Indemnity Agreements”). The Indemnity Agreements are in full force and effect and are valid and enforceable by the Company or a Subsidiary against the other parties thereto, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. All of the Company’s or its Subsidiaries’ rights relating to the Indemnity Agreements shall be available to the Surviving Corporation or its Subsidiaries following the Closing on the same terms and to the same extent as such rights were available to the Company or its Subsidiaries prior to the Closing, without the need for any assignment, transfer, consent or other action by the Company or other party to the Indemnity Agreements or any other Person.
          Section 3.23. Intellectual Property.
          (a) Schedule 3.23(a) contains a complete and accurate list of all of the following that are owned or used by the Company or any of its Subsidiaries: (i) all issuances, registrations and applications for Intellectual Property (including Internet domain names); (ii) all computer software (other than mass-marketed software with a replacement cost and/or annual license fee of less than $100,000); (iii) all trade, corporate or business names; and (iv) all material unregistered trademarks, service marks, logos and slogans, in each case identifying whether such assets are owned or licensed.
          (b) The Company and its Subsidiaries own and possess, free and clear of all Encumbrances (other than Permitted Encumbrances), all right, title and interest in and to, or has the right to use pursuant to a valid and enforceable written license, all Intellectual Property necessary or used for the operation of their respective businesses as presently conducted (together with the Intellectual Property owned by the Company and its Subsidiaries, collectively, the “Company Intellectual Property”). All of the material Company Intellectual Property is valid and subsisting and in full force and effect. No loss of any of the material Company Intellectual Property is reasonably foreseeable.
          (c) Except as set forth on Schedule 3.23(c), (i) there are no claims (including office actions) against the Company or its Subsidiaries that were either made within the past three (3) years, are presently pending or, to the Knowledge of the Company, threatened, contesting the validity, use, ownership, enforceability or registrability of any of the Company Intellectual Property, and, to the Knowledge of the Company, there is no reasonable basis for any such claim; (ii) neither the Company nor its Subsidiaries have infringed, misappropriated or otherwise conflicted with, in any material respect, and the operation of their respective businesses as currently conducted and as proposed to be conducted does not infringe, misappropriate or otherwise conflict with, in any material respect, any Intellectual Property of other Persons and the Company is not aware of any facts which indicate a likelihood of any of the foregoing and the Company has not received any notices regarding any of the foregoing (including, any demands or offers to license any Intellectual Property from any other Person); and (iii) to Knowledge of the Company, no third party has infringed, misappropriated or otherwise conflicted with any of the Company Intellectual Property. All of the Company Intellectual Property shall be owned or available for use by the Surviving Corporation and its Subsidiaries immediately after the Closing on terms and conditions identical to those under which the Company or its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing. The Company Intellectual Property is not subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use thereof.
          (d) All past and present employees of, and consultants to, the Company and its Subsidiaries who have or have had any role in the creation or development or licensing of Intellectual Property have entered into agreements pursuant to which such employee or consultant agrees to protect the confidential information of the Company and assign to the Company all Intellectual Property developed by such employee or consultant in the course of his or her relationship with the Company, without further consideration or any restrictions or obligations on the use of such Intellectual Property whatsoever.
          (e) The computer systems, including the software, hardware, networks and interfaces used in the conduct of the Company’s and its Subsidiaries’ respective businesses (collectively, “Systems”) are sufficient for the immediate needs of the Company and its Subsidiaries. Except as set forth in Schedule 3.23(e), all material Systems, other than software, are owned and operated by and are under the control of the Company and its Subsidiaries and are not wholly or partly dependent on any facilities which are not under the ownership, operation or control of the Company or any of its Subsidiaries.
          Section 3.24. List of Government Contracts, Subcontracts and Bids. Schedule 3.24 sets forth a current, complete and accurate list of all Government Contracts involving payments in excess of $500,000 that are currently active in performance (or have been active in performance in the past but have not been closed after receiving final payment, or have been active in performance for the three (3) years prior to the Closing Date) and to which either the Company or its Subsidiaries is a party. This schedule accurately reports for each such Government Contract the contractor, the customer, the contract number, as well as the Company’s or Subsidiary’s best estimate of the total value. Each Government Contract listed in the schedule is in full force and effect and is valid and enforceable against the Company or a Subsidiary in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. The Company has made available to Parent complete and correct copies of all such Government Contracts listed in such schedule. Except as set forth in Schedule 3.24, no Government Contract listed in the schedule was awarded on the basis of any qualification as a “small business,” “small disadvantaged business,” protégé status, or other preferential status (including but not limited to disadvantaged-business, minority-owned business, women-owned business or other business status based on ownership or control, or participation in or qualification under other preferential status programs, such as the Historically Underutilized Business Zone program or participation under Section 8(a) of the Small Business Act or similar preferences). Schedule 3.24 also sets forth a current, accurate and complete list of each of the unexpired Government Bids involving payments in excess of $500,000 which the Company or its Subsidiaries have submitted to a Governmental Entity.
          Section 3.25. Compliance, Performance, Termination and Breach of Government Contracts. With respect to any and all Government Contracts and Government Bids to which either of the Company or its Subsidiaries are or have been a party, except as set forth in Schedule 3.25, at all times during the three (3) year period prior to the Closing Date:
          (a) the Company and each of its Subsidiaries are, and have been, in compliance with all material terms and conditions of each Government Contract (including but not limited to all provisions and requirements incorporated expressly, by reference or by operation of applicable laws);
          (b) the Company and each of its Subsidiaries are, and have been, in compliance in all material respects with all requirements of applicable laws pertaining to each Government Contract and Government Bid and all requirements of Governmental Entities regarding such applicable laws with respect to each Government Contract and Government Bid;
          (c) no Government Contract has been the subject of a termination for default, and neither the Company nor any of its Subsidiaries have received any written demand for cure or show cause regarding performance of a Government Contract or any written (or, to the Knowledge of the Company, oral) notice of or claim for or assertion of a condition of default, a breach of contract, a violation of any applicable laws, or a violation of a contract requirement (including but not limited to all provisions and requirements incorporated expressly, by reference or by operation of law therein) in connection with a Government Contract or Government Bid, whether from a Government Entity or from any prime contractor, subcontractor, vendor or other third party;
          (d) to the Company’s Knowledge no event has occurred which, with the passage of time or the giving of notice or both, would reasonably be expected to result in a condition of default or breach of contract or a material violation of any applicable laws with respect to a Government Contract or Government Bid; and
          (e) neither the Company nor its Subsidiaries has violated in any material respect any applicable laws or administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Entity (regardless of the branch of government), including but not limited to the so-called “revolving door” restrictions set forth at 18 U.S.C. § 207 or similar provisions under state or local laws;
          Section 3.26. Internal Controls, Audits and Investigations.
          (a) Neither the Company nor any of its Subsidiaries is currently being nor has it in the past 3 years been audited by any Governmental Entity, except in the Ordinary Course or as is customary in the industry or as provided by applicable regulations, or, to the Knowledge of the Company, is being investigated by any Government Entity, nor to the Knowledge of the Company, has such audit or investigation been threatened.
          (b) Except as set forth on Schedule 3.26, during the past 3 years neither the Company nor any of its Subsidiaries has been under administrative, civil or criminal investigation, indictment or criminal information, or audit by a Governmental Entity with respect to any deficient performance, mischarging, misstatement or omission or other alleged irregularity, arising under or relating to any Government Contract or Government Bid (an “External Investigation”).
          Section 3.27. Debarment, Suspension and Exclusion.
          (a) During the past three (3) years, neither the Company nor any of its Subsidiaries has been the subject of a debarment, suspension or exclusion from participation in programs funded by any Governmental Entity or in the award of any government contract, nor have any of them been listed on any list of parties excluded from participation in government-funded programs nor, to the Knowledge of the Company has any such debarment, suspension or exclusion proceeding or proposed listing been initiated or threatened in the past three (3) years.
          (b) No determination has been made by a Governmental Entity that either the Company or any of its Subsidiaries is nonresponsible or ineligible for award of a government contract within the past three (3) years, nor to the Knowledge of the Company do any circumstances exist that would reasonably be expected to warrant the institution of debarment, suspension or exclusion proceedings or any finding of nonresponsibility or ineligibility with respect either the Company or any of its Subsidiaries in the future.

          Section 3.28. Absence Of Unlawful Payments.
          (a) Neither the Company nor any of its Subsidiaries has, within the past three (3) years, (i) used any funds of either the Company or any of its Subsidiaries or any of their predecessors, partners, Affiliates, principals, officers, for unlawful contributions, payments, gifts or entertainment, or (ii) made any unlawful expenditures relating to political activity to government officials or others (any payment pursuant to (i) or (ii) hereinafter referred to as an “Unlawful Payment”), nor has either of the Company or its Subsidiaries received written notice of any Unlawful Payment. The Company and its Subsidiaries have reasonably adequate financial controls to prevent such Unlawful Payments. Neither the Company nor any of its Subsidiaries, to the actual knowledge of the persons listed in the definition of “Knowledge” in Section 1.1 hereto, has accepted or received any unlawful contributions, payments, gifts or expenditures.
          (b) The Company and its Subsidiaries are in compliance in all material respects and have, during all periods for which any applicable statute of limitations has not expired, complied with the applicable provisions of the U.S. Foreign Corrupt Practices Act, as amended, and other applicable foreign laws and regulations relating to corrupt practices and similar matters.
          Section 3.29. Compliance with Customs & International Trade Laws. Except as set forth on Schedule 3.29:
          (a) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Customs & International Trade Laws, and at no time since January 1, 2003 has either the Company or its Subsidiaries committed any material violation of the Customs & International Trade Laws;
          (b) Each of the Company and its Subsidiaries is not subject to any civil or criminal investigation, litigation, audit, compliance assessment, focused assessment, penalty proceeding or assessment, liquidated damages proceeding or claim, forfeiture or forfeiture action, assessment of additional duty for failure to properly mark imported merchandise, notice to properly mark merchandise or return merchandise to Customs custody, claim for additional customs duties or fees, denial order, suspension of export privileges, government sanction, or any other action, proceeding or claim by a Governmental Authority involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws or relating to any alleged or actual underpayment of customs duties, fees, taxes or other amounts owed pursuant to the Customs & International Trade Laws, and each of the Company and its Subsidiaries has paid all material customs duties and fees and brokerage fees owed for merchandise imported by them or imported on their behalf into the United States; and
          (c) Each of the Company and its Subsidiaries has not made or provided any material false statement or omission to any Governmental Authority or to any purchaser of products, in connection with the importation of merchandise, the valuation or classification of imported merchandise, the duty treatment of imported merchandise, the eligibility of imported merchandise for favorable duty rates or other special treatment, country-of-origin marking, NAFTA Certificates, marking and labeling requirements for textiles and apparel, other statements or certificates concerning origin, quota or visa rights, export licenses or other export authorizations, U.S.-content requirements, licenses or other approvals required by a foreign government or agency, or any other requirement relating to the Customs & International Trade Laws.
          Section 3.30. Customers and Suppliers. Schedule 3.30 lists the ten (10) largest customers (based on net revenue received by the Company and its Subsidiaries) and the ten (10) largest suppliers (based on payments made by the Company and its Subsidiaries) of the Company and its Subsidiaries (on a consolidated basis) for each of the most recently completed fiscal year and the current fiscal year-to-date as well as the ten (10) largest customers and the ten (10) largest suppliers of each division of the Company and its Subsidiaries. Opposite the name of each such customer is the approximate percentage of consolidated net sales attributable to such customer. Except as set forth on Schedule 3.30, since December 31, 2004, (a) no customer listed on Schedule 3.30 has indicated that it shall stop, or materially decrease the rate of, buying products and services from the Company or any of its Subsidiaries, and (b) no supplier listed on Schedule 3.30 has indicated that it shall stop, or materially decrease the rate of, supplying materials, products or services to the Company or any of its Subsidiaries.
          Section 3.31. Warranties. The accrual for warranty claims (a) set forth on the Financial Statements for the fiscal quarter ended July 29, 2005, as reported in Argo-Tech’s most recently unaudited financial statement filed with the SEC, and (b) set forth on Argo-Tech’s books and records as of the date hereof, adequately reflect an amount required for satisfaction of warranty related liabilities due in respect of goods sold or services rendered by Argo-Tech and its Subsidiaries prior to each such date, as applicable. Neither the Company nor its Subsidiaries have agreed to provide any express product or service warranties other than (i) standard warranties, the terms of which have been provided to Parent and identified as the Company’s standard warranties, (ii) warranties for parts, components and original equipment that expressly provide that cure is to be effected by repair or replacement of the defective or noncomplying products and (iii) other warranties that, individually or in the aggregate, will not, if material claims are made thereunder, be materially adverse to the Company and its Subsidiaries taken as a whole. Except as set forth on Schedule 3.31, there are no pending, and during the past three (3) years there have been no material warranty claims made by any third parties with respect to any product manufactured or sold by the Company or its Subsidiaries before the Closing Date.
          Section 3.32. Operations of the Company. Except as set forth on Schedule 3.32, other than holding all of the equity share capital of Argo-Tech and Argo-Tracker Corporation, the Company has no other material assets, and is not, and never has been, engaged in any other business activities, and does not have any material liabilities (whether accrued, contingent, unliquidated, absolute, determined, determinable, due or to become due, asserted or unasserted or otherwise) and has not in the past employed, and does not currently employ, any employees.
          Section 3.33. Company Expenses and Closing Dividends/Investments. Except as set forth on the Closing Adjustment Statement, the Company has not paid or incurred any Company Expenses and has not paid or made any Closing Dividends/Investments from the period beginning on July 29, 2005 and ending immediately prior to the Effective Time. The Company has delivered to Parent or attached to the Closing Adjustment Statement all invoices from all Persons to whom any Closing Expenses have been or are to be paid.

          Section 3.34. Required Vote of Company Stock. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required to adopt this Agreement. No other vote of the holders of Company Stock is required by law, the Organizational Documents of the Company or otherwise (other than pursuant to the terms of this Agreement) in order for the Company to consummate the Merger and the transactions contemplated by this Agreement.
          Section 3.35. State Takeover Laws. The Board has, to the extent such statute is applicable, taken all action (including appropriate approvals of the Board) necessary to exempt Parent, Acquisition Sub and their respective Subsidiaries and affiliates, the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL. To the Knowledge of the Company, no other state takeover statutes are applicable to the Merger, this Agreement or the transactions contemplated hereby.
          Section 3.36. No Brokers or Finders. Except as set forth on Schedule 3.36, no Person had, has or will have, as a result of the consummation of the transactions contemplated by this Agreement, any right, interest or valid claim against or upon the Parent, Acquisition Sub, the Surviving Corporation, the Company or any Subsidiary of the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company or any of its Subsidiaries or any of their respective agents prior to the Closing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE ESOP
          The ESOP represents and warrants to the Parent and the Acquisition Sub that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date. The ESOP makes no representations or warranties, express or implied, other than those set forth herein.
          Section 4.1. Organization. The Trustee is an Illinois corporation validly existing and in good standing under the laws of the State of Illinois and has full corporate power and authority to serve as trustee for the ESOP.
          Section 4.2. Authorization; Enforceability. The execution, delivery and performance by the ESOP of this Agreement and the other Transaction Documents to which it is a party and the consummation by the ESOP of the transactions relating to the Merger contemplated herein and therein are within the ESOP’s powers and have been duly authorized by all necessary action on the part of the ESOP. The ESOP has full power and authority to hold the Company Stock owned by it and to execute and deliver this Agreement and the other Transaction Documents to which the ESOP is a party and to perform the ESOP’s obligations hereunder and thereunder relating to the Merger. This Agreement constitutes, and each other agreement or instrument executed and delivered or to be executed and delivered by the ESOP pursuant to this Agreement or the other Transaction Documents will, upon such execution and delivery constitute, the valid and legally binding obligation of the ESOP, enforceable in accordance with its terms and conditions, except as the enforceability thereof may be limited by ERISA or any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors’ rights generally, and by general principles of equity.

The ESOP is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority to consummate the transactions contemplated by this Agreement and the other Transaction Documents.
          Section 4.3. Noncontravention. Neither the execution and the delivery of this Agreement by the ESOP or the other Transaction Documents to which the ESOP is a party, nor the ESOP’s performance of its obligations hereunder or thereunder, including consummation of the transactions contemplated hereby or thereby, will (i) violate any constitution, statute, regulation, rule, injunction, order, ruling, charge, or other restriction of any Governmental Authority to which the ESOP is subject, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the ESOP is a party or by which the ESOP is bound or to which any of the ESOP’s assets is subject, (iii) result in the imposition or creation of an Encumbrance upon or with respect to the Capital Stock or assets of the ESOP or the Company or its Subsidiaries or (iv) violate any provision of the trust or other governing documents of the ESOP.
          Section 4.4. Brokers’ Fees. The ESOP has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement or the other Transaction Documents for which the Parent, the Acquisition Sub, the Company, its Subsidiaries or the Company’s stockholders (including the ESOP), or its and their respective officers, directors, employees, agents, representatives and Affiliates could become liable or obligated.
          Section 4.5. Company Shares. As of the date hereof, the ESOP holds of record 319,029 shares of Common Stock free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands, except to the extent that ESOP plan participants and their beneficiaries may have the right to demand the distribution of Common Stock upon termination of service or the exercise of diversification rights under the terms of the ESOP plan document, ERISA or the Code. The ESOP is not a party to any option, warrant, purchase right, or other contract or commitment that could require the ESOP to sell, transfer, or otherwise dispose of any capital stock of the Company or any of its Subsidiaries (other than this Agreement), except to the extent that ESOP plan participants and their beneficiaries may have the right to demand the distribution of Common Stock upon termination of service or the exercise of diversification rights under the terms of the ESOP plan document, ERISA or the Code. The ESOP is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company or any of its Subsidiaries, except to the extent that ESOP plan participants and their beneficiaries may have the right to direct the Trustee regarding the voting of such shares under the terms of the ESOP plan document, ERISA or the Code.
          Section 4.6. Litigation. There are no actions, suits, proceedings, arbitrations, investigations, audits or claims against the ESOP pending or, to the knowledge of the Trustee, threatened, nor are there any judgments, decrees or orders against or binding upon the ESOP relating to or affecting the ESOP’s ability to consummate the transactions contemplated by this Agreement and by the other Transaction Documents.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF PARENT AND ACQUISITION SUB
          Parent and Acquisition Sub hereby represent and warrant to the Company and the stockholders of the Company, as of the date hereof and as of the Closing Date as follows:
          Section 5.1. Organization. Each of Parent and Acquisition Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to conduct its business as it is currently being conducted and to own or lease, as applicable, its assets. Each of Parent and Acquisition Sub is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the transactions contemplated this Agreement and the other Transaction Documents (to the extent a party thereto). Copies of the Organizational Documents of Acquisition Sub, and all amendments thereto, heretofore made available to the Company, are accurate and complete as of the date hereof. Each of Parent and Acquisition Sub was formed for the purpose of consummating the Merger and has not conducted any business other than the activities related to the transactions contemplated by this Agreement.
          Section 5.2. Authorization. Each of Parent and Acquisition Sub has all requisite power and authority, and has taken all action necessary, to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by each of Parent and Acquisition Sub of this Agreement and the other Transaction Documents to which it is a party and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby and thereby have been duly approved by the boards of directors (or similar governing body) of Parent and Acquisition Sub and by Parent as the sole stockholder of Acquisition Sub. No other proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement and the other Transaction Documents to which it is a party and the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which it is a party have been, or will be, duly executed and delivered by each of Parent and Acquisition Sub and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, are, or will be, the legal, valid and binding obligations of each of Parent and Acquisition Sub, enforceable against each in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law.
          Section 5.3. Governmental Consents and Approvals; No Conflict or Violation.
          (a) Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities laws or the HSR Act and except for the filing and recordation of the Merger Certificate as required by the DGCL, no consent, approval, authorization of or notice of, declaration to or filing or registration with, any Governmental Authority is required to be made or obtained by Parent, Acquisition Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and Acquisition Sub of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
          (b) Neither the execution, delivery or performance of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby, by Parent or Acquisition Sub, will (i) violate or conflict with any provision of the Organizational Documents of Parent or Acquisition Sub, (ii) violate, conflict with, or result in or constitute a Default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent, or Acquisition Sub is a party or by which Parent, Acquisition Sub or any of their assets may be bound or (iii) violate, conflict with, contravene or give any Person the right to exercise any remedy or obtain any relief under, any Court Order or Law, except in the case of each of clauses (ii) and (iii) above, for such violations, Defaults, terminations or accelerations which would not reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the ability of Parent or Acquisition Sub to consummate the transactions contemplated this Agreement and the other Transaction Documents (to the extent a party thereto).
          Section 5.4. Commitments. Parent has received binding commitments from Vestar Capital Partners IV, L.P. and Greenbriar Equity Group LLC to purchase equity securities of Parent, which commitments, together with the debt financing under the Credit Agreement Amendment and Bond Term Sheet, and the Management Rollover, will be sufficient to pay the Merger Consideration as required by this Agreement. Copies of the equity commitment letters are set forth as Exhibit G attached hereto (the “Equity Commitment Letters”) and a copy of the Bond Term Sheet is set forth as Exhibit A attached hereto.
          Section 5.5. Compliance with Law. Each of Parent and Acquisition Sub is in compliance with all Laws and Court Orders which would materially affect its ability to perform its obligations hereunder and under the other Transaction Documents (to the extent a party thereto). There is no Action pending or, to the knowledge of Parent and Acquisition Sub, threatened against Parent or Acquisition Sub that may affect their respective abilities to perform their respective obligations hereunder and under the other Transaction Documents (to the extent a party thereto).
          Section 5.6. No Brokers or Finders. No Person had, has or will have, as a result of the consummation of the transactions contemplated by this Agreement, any right, interest or valid claim against or upon the Company, any of its Subsidiaries or any Equity Holder for any commission, fee or other compensation as a finder or broker because of any act or omission by the Parent or Acquisition Sub or any of their respective agents.

ARTICLE VI
COVENANTS
          Section 6.1. Conduct of Business of the Company. Except as otherwise expressly provided in or contemplated by this Agreement or as described on Schedule 6.1, during the period from the date hereof through the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company will conduct its business and its and its Subsidiaries’ operations in the Ordinary Course and use all commercially reasonable efforts to preserve intact its and its Subsidiaries’ current business organizations and its and its Subsidiaries’ relationships with employees, customers, suppliers and others having business relationships and dealings with them, other than those changes that occur in the Ordinary Course. Without limiting the generality of the foregoing, except as otherwise expressly provided in or contemplated by this Agreement or as described on Schedule 6.1, during the period from the date hereof through the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company will not, and will not permit its Subsidiaries to, without the prior written consent of Parent:
          (a) amend the Organizational Documents of the Company or its Subsidiaries;
          (b) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property) on any class of Capital Stock of the Company or its Subsidiaries, or redeem or repurchase any shares of Capital Stock of the Company or its Subsidiaries; provided that the Company may make investments in Argo-Tracker Corporation (and for the avoidance of doubt, to the extent such investments exceed $1,000,000, they will be deemed Closing Dividends/Investments hereunder);
          (c) split, combine, reclassify or otherwise modify the terms of or issue, sell or dispose of the Capital Stock of the Company or any of its Subsidiaries;
          (d) sell, transfer, license, assign, pledge or otherwise dispose of any material assets of the Company and its Subsidiaries or create an Encumbrance (other than a Permitted Encumbrance) with respect to any of its material assets, or fail to maintain, or permit the loss, lapse or abandonment of, any material Company Intellectual Property;
          (e) except (i) as required by Law or as required by Contracts or plans entered into or in existence on or prior to the date of this Agreement which have been disclosed to Parent pursuant to this Agreement and (ii) normal increases in salary and wages in the Ordinary Course, increase the salary or other compensation payable to any of the employees (including its executive officers or directors) or consultants of the Company or any of its Subsidiaries, or pay or commit to pay any bonus or other additional salary or compensation to any of the employees (including its executive officers or directors) or consultants of the Company or any of its Subsidiaries;
          (f) adopt, amend, or modify, or terminate any bonus, profit sharing, incentive, severance, or collective bargaining agreement or other plan, contract or commitment for the benefit of any of its directors, officers, and employees (or take any such action with respect to any other Employee Benefit Plan) except as required by Law;

          (g) make or agree to make any distributions or other payments to the ESOP or the SERP or purchase any Capital Stock from the ESOP or from participants of the ESOP, except as required by Law or the ESOP plan documents, or as is necessary to satisfy the diversification requirements under the Code, or relating to the Company’s contribution to the ESOP and the SERP Plan for the plan year ended October 28, 2005; provided that if the Company or any of its Subsidiaries purchases any shares from the ESOP or makes any contributions or distributions of cash or assets of the Company to the ESOP that are not reserved for on the Most Recent Balance Sheet, such amounts paid to the ESOP pursuant to such purchase, contribution or distribution (which in the case of any assets contributed or distributed to the ESOP, shall be equal to the fair value of such assets as of the date of such contribution or distribution) shall be deducted from the Merger Consideration;
          (h) authorize for issuance, issue, sell, deliver or grant Capital Stock of the Company or any Subsidiary or any options, warrants, subscriptions or other rights therefor, or any securities convertible into or exchangeable or exercisable for shares of any class of Capital Stock of the Company or any Subsidiary (except for the issuance of Capital Stock of the Company in connection with the exercise of Company Stock Options);
          (i) incur, or commit to incur, any new capital expenditure in excess of $1,700,000 in the aggregate;
          (j) acquire, by merger, consolidation or acquisition of stock, any business of any other Person or acquire a portion of the assets of any Person involving more than $250,000 (other than purchases of assets in the Ordinary Course);
          (k) settle or compromise any pending or threatened suit, action or claim, the settlement or compromise of which provides for covenants that restrict the Company’s or its Subsidiaries’ ability to operate or compete or provides for the payment of money or performance that in either case would reasonably be expected to involve value in excess of $250,000;
          (l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);
          (m) implement any employee layoffs that would reasonably be expected to implicate the WARN Act.
          (n) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the Ordinary Course, (ii) assume, guarantee, endorse or otherwise become liable or responsible, whether directly, contingently or otherwise, for the obligations of any other Person or (iii) make any loans, advances or capital contributions to or investments in any other Person, except for customary loans or advances to employees, in each case in the Ordinary Course;
          (o) change any of the Company’s or its Subsidiaries’ current cash management or working capital practices (it being understood that the use of cash to reduce Indebtedness of the Company or its Subsidiaries will not result in a breach of this Agreement by the Company), accounting methods, principles or practices utilized by the Company or the

Subsidiaries write down the value of any assets not in the Ordinary Course or in excess of $100,000 individually or $250,000 in the aggregate or write off any accounts receivable not in the Ordinary Course or in excess of $100,000 individually or $250,000 in the aggregate;
          (p) discharge or satisfy any material Encumbrance, or obligation or liability in excess of $250,000, other than current liabilities payable in the Ordinary Course;
          (q) other than compensation paid in the Ordinary Course, enter into any transaction or other arrangement with, or make any payment to any officer, director, stockholder or Affiliate of the Company or, to the Knowledge of the Company, any Affiliate of any such individual or entity, or amend, modify or terminate any arrangement with any such Person, or cancel or waive any debts, loans, advances or claims with any such Person, in each case with a value, individually or in the aggregate, in excess of $100,000;
          (r) waive any material benefits of, or modify any terms of, any confidentiality, standstill, non-solicitation or similar agreement to which the Company or any Subsidiary is a party;
          (s) cancel or waive any right material to the operation of the Company’s business;
          (t) delay or postpone in any material respect the payment of accounts payable or other liabilities outside the Ordinary Course or in excess of $250,000 individually or $100,000 in the aggregate;
          (u) make or change any Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would reasonably be expected to have the effect of increasing in any material respect the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or decreasing in any material respect any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date; or
          (v) take or agree in writing or otherwise to take any of the actions described in Sections 6.1(a) through (u) or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in all material respects.
          Section 6.2. Access to Information.
          (a) Between the date hereof and the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company will, and will cause its Subsidiaries to, provide Parent, Acquisition Sub and their authorized representatives and Parent’s financing sources with all information (financial or otherwise) concerning the Company and its

Subsidiaries reasonably requested, including, upon reasonable prior notice and during normal business hours, access to the properties and assets of the Company and its Subsidiaries and their personnel, representatives, books and records, contracts and Tax Returns; provided, that Parent and Acquisition Sub agree that such access will give due regard to minimizing interference with the operations, activities and employees of the Company and its Subsidiaries.
          (b) Between the date hereof and the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company shall furnish to Parent and its authorized representatives monthly unaudited financial statements within thirty 30 days following the end of each fiscal month and such other financial and operating data and other information with respect to the Company and its Subsidiaries as Parent, Acquisition Sub and their authorized representatives and Parent’s financing sources may from time to time reasonably request.
          (c) Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.2 shall require the Company or its Affiliates to disclose any information to Parent if such disclosure would be in violation of applicable Laws or contractual obligations.
          Section 6.3. HSR Act Approvals. In connection with this Agreement and the transactions contemplated hereby, to the extent required by the HSR Act, each of the parties hereto (other than the ESOP) shall comply within ten (10) days of the date of this Agreement with the notification and reporting requirements of the HSR Act and thereafter use all commercially reasonable efforts to obtain termination of the waiting period under the HSR Act, including seeking early termination of the waiting period under the HSR Act. Parent and the Company will file or cause to be filed as promptly as practicable with the United States Federal Trade Commission (“FTC”) and the United States Department of Justice (“DOJ”) any supplemental information that may be requested pursuant to the HSR Act. Parent and Company will each (i) use commercially reasonable efforts to comply as expeditiously as possible with all lawful requests of Governmental Bodies for additional information and documents pursuant to the HSR Act, (ii) not (A) unreasonably extend any waiting period under the HSR Act or (B) enter into any agreement with any Governmental Body not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, and (iii) cooperate with the other party and use all commercially reasonable efforts to cause the lifting or removal of any temporary restraining order, preliminary injunction or other order that may be entered into in connection with the transactions contemplated by this Agreement. Parent shall pay, at the time of such filing, all fees associated with any filing under or pursuant to the HSR Act. After the HSR Act filing has been made, each of Parent and the Company shall keep the other party informed of any material communication thereafter received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding this Agreement or any of the transactions contemplated hereby and permit the other party, through its legal advisors, to (A) consult with each other in advance of any meeting or conference with the FTC, the DOJ or any such other Governmental Authority or (B) in connection with any proceeding by a private party, consult with each other in advance of any meeting or conference with such private party.

          Section 6.4. Approvals and Consents. Each of the parties shall, as applicable to such party, make all filings with and provide all notices to all appropriate Governmental Authorities and obtain all consents, waivers, approvals, authorizations or orders, including all regulatory rulings and approvals of any Governmental Authority required in connection with the consummation of this Agreement and the other Transaction Documents or the transactions contemplated hereby or thereby. Without limiting the generality of the foregoing, the Company shall obtain all consents, waivers, approvals, authorizations and orders set forth on Schedule 6.4. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall use their respective commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary in order to obtain, as promptly as possible, all consents and approvals required to be obtained from any Governmental Authority or other third party in order to execute, deliver and perform this Agreement in accordance with its terms and conditions. In the event that the Company or its Affiliates shall fail to obtain any such approval or consent described above, it shall use all commercially reasonable efforts, and shall take any such actions reasonably requested by Parent, to minimize any adverse effect upon Parent, the Surviving Corporation or their respective Affiliates resulting, or which would reasonably be expected to result after the Effective Time, from the failure to obtain such approval or consent.
          Section 6.5. Proxy Statement. Promptly after the execution and delivery of this Agreement, the Company shall prepare and distribute to the Equity Holders a proxy statement in accordance with, and containing all such information as is required by, all applicable provisions of the DGCL (including the notice and meeting requirements in Sections 222 and the Appraisal Rights Notice requirements of 262 of the DGCL), relating to the adoption of this Agreement and the approval of the transactions contemplated hereby, including, without limitation, the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”). The Proxy Statement shall include the recommendation of the Board in favor of approval and adoption of this Agreement and the Merger, except to the extent the Board, in accordance with Section 6.11(c), shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger. The Proxy Statement shall be distributed by the Company to the Equity Holders no later than the thirtieth (30th) calendar day following the date hereof. The Proxy Statement shall be prepared in accordance with, and comply with in all respects, all applicable provisions of the DGCL and shall not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and in the event that the Company discovers subsequent to delivery of the Proxy Statement to the Equity Holders that the Proxy Statement misstates a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly deliver to each Equity Holder an amendment, supplement or modification to the Proxy Statement detailing such misstatement or such omitted fact as required by the DGCL. The Company shall provide Parent and Acquisition Sub with a reasonable opportunity to review and comment on the Proxy Statement and any amendments, supplements or modifications thereof prior to distribution to the Equity Holders.
          Section 6.6. Stockholders Meeting. Within sixty (60) calendar days from the date hereof, the Company shall duly call, give notice of, convene and hold a meeting of the Equity Holders (the “Stockholders Meeting”) for the purpose of voting on the adoption and approval of this Agreement and the Merger and, through its Board, will recommend to the Equity Holders adoption and approval of this Agreement and the Merger, except to the extent that the Board shall have withdrawn or modified its approval or recommendation of this Agreement and the Merger as permitted by Section 6.11(c). Except to the extent that the Board shall have withdrawn or modified its approval or recommendation as aforesaid, the Company will use its reasonable best efforts to solicit from the Equity Holders proxies in favor of adoption and approval of this Agreement and the Merger.
          Section 6.7. Additional Agreements; Commercially Reasonable Efforts.
          (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective this Agreement and the transactions contemplated hereby. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take, upon reasonable request, all such necessary action.
          (b) Prior to Closing, the Company shall appoint and authorize a representative of the Equity Holders, reasonably acceptable to Parent (the “Stockholders’ Representative”) to act, in conjunction with the Trustee, as the agent and attorney-in-fact to act on behalf of the Equity Holders in connection with and to facilitate the consummation of the transactions contemplated hereby and the resolution of any disputes that may arise hereunder. Such Stockholders’ Representative shall have agreed in writing, in such form as is reasonably acceptable to Parent, to be bound by the terms and conditions contained herein applicable to the Stockholders’ Representative.
          (c) To the extent not prohibited under any agreement governing the Indebtedness of the Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, following the Closing, Parent shall cause the Surviving Corporation to invest up to $2,000,000 in the aggregate in Argo-Tracker Corporation, as necessary to fund the operation of Argo-Tracker Corporation; provided that Parent shall not be required to cause the Surviving Corporation to invest more than $1,000,000 in the aggregate in Argo-Tracker Corporation during any 90-day period. Parent and the Surviving Corporation shall use commercially reasonable efforts to effectuate an Argo-Tracker Disposition within 18 months of the Effective Time. In the event that an Argo-Tracker Disposition is not effectuated prior to the end of such period, Parent and the Surviving Corporation shall promptly cause Argo-Tracker Corporation to be liquidated in accordance with Section 275 of the DGCL. Any net proceeds resulting from the disposition or liquidation of Argo-Tracker Corporation shall be distributed as provided in Section 2.12.
          Section 6.8. ESOP Matters.
          (a) The Company shall use all commercially reasonable efforts to deliver to the Trustee for dissemination by the Trustee to the ESOP’s participants an information statement (the “Information Statement”) regarding the Merger, this Agreement and the transactions contemplated hereby. The Information Statement shall be prepared and distributed in accordance with, and comply with in all respects, and contain all such information as is required by, all applicable requirements of ERISA and the DGCL (including but not limited to Section 222 of the DGCL), and shall not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In the event that the Company discovers subsequent to dissemination of the Information Statement to the ESOP’s participants that the Information Statement misstates a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or does not comply with applicable requirements of ERISA and the DGCL, the Company shall promptly notify the Trustee, and, at the Trustee’s request, deliver to the Trustee an amendment, supplement or modification to the Information Statement detailing such misstatement or such omitted fact or non-compliance with ERISA and/or the DGCL as required by applicable Law.
          (b) Immediately prior to the Closing and effective as of the Closing Date, the Company shall amend the ESOP to provide that (i) it is no longer an “employee stock ownership plan” within the meaning of Section 4975 of the Code, (ii) it shall no longer permit distributions to participants in the form of “qualifying employer securities” and (iii) the ESOP is terminated. As soon as reasonably practicable thereafter, the Company shall submit an application in a form reasonably acceptable to Parent to the appropriate District Director of the Internal Revenue Service (the “IRS”) requesting a favorable determination with respect to the amendment and termination of the ESOP (the “IRS Approval”). The submission to the IRS shall disclose that it is the intention of the Company to maintain the trust fund which forms a part of the ESOP until all amounts have been distributed from the Escrow Account. Between the date of Closing and obtaining IRS Approval, in addition to distributions from the ESOP for distributions to participants and beneficiaries in the ordinary course, as required by the terms of the ESOP and the Code, the Company may amend the ESOP to permit distributions to participants prior to obtaining IRS Approval of up to 50% of their ESOP account balances at the time of Closing.
          (c) The Trustee shall request that the ESOP Financial Advisor prepare and deliver the Fairness Opinion to the Trustee, and the Trustee, the Company and the Parent shall fully cooperate with the ESOP Financial Advisor in connection with the preparation and delivery thereof and shall promptly comply with any inquiries or requests for additional information from the ESOP Financial Advisor in connection therewith.
          (d) Prior to Closing, the Company shall take or cause to be taken all such actions as may be necessary to legally (i) terminate the SERP Plan effective as of the Closing and (ii) amend the SERP Plan to provide that, on the Closing Date, all benefits that have been accrued under the SERP Plan to the SERP Plan participants shall be paid in the form of a single, lump-sum cash payment.
          Section 6.9. Public Announcements. On and after the date hereof and through the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company, on behalf of itself and its Subsidiaries, and the Stockholders’ Representative, on the one hand, and Acquisition Sub and Parent, on the other hand, shall consult with each other before any party hereto shall issue any press releases or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any press release or make any public statement prior to obtaining the other parties’ written approval, which approval shall not be unreasonably withheld or delayed, except that no such approval shall be necessary to the extent disclosure may be required by this Agreement or applicable Law.
          Section 6.10. Notification of Certain Matters. Prior to the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company shall give prompt written notice to Parent of (i) the existence or occurrence, or failure to occur, of any fact or event of which it has Knowledge that would cause any representation or warranty of the Company contained in this Agreement or in any other Transaction Document to be untrue or inaccurate if it is qualified by materiality or in all material respects if it is not so qualified at any time from the date of this Agreement to the Closing assuming such representation or warranty is made at such time; (ii) the failure of the Company to comply with or satisfy any covenant to be complied with by it hereunder; (iii) any written notice or other written communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement or the other Transaction Documents; and (iv) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.
          Section 6.11. No Solicitations.
          (a) Immediately after the execution of this Agreement, the Company shall terminate and cease and shall cause its officers, directors, agents, Affiliates and representatives (such Persons collectively shall be referred to as the “Company Group”) to terminate and cease, all discussions and negotiations that may then be ongoing by any of them with respect to an Alternative Transaction. From the date hereof through the earlier of (a) the Closing or (b) the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each member of the Company Group not to (i) agree to, approve, endorse or recommend any Alternative Transaction or enter into any letter of intent or written or oral agreement or understanding with any Person (other than Parent or its Affiliates, representatives and agents and any other Person Parent designates) regarding an Alternative Transaction; (ii) solicit, initiate, enter into or continue any negotiations or discussions with any Person (other than Parent or its Affiliates, representatives and agents and any other person Parent designates) or take any other action for the purpose of facilitating, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Alternative Transaction; or (iii) except as otherwise required by Law, this Agreement or in connection with current obligations to the Company’s existing lenders, provide any non-public financial or other confidential or proprietary information regarding the Company or any Subsidiary (including this Agreement and any other materials containing Parent’s proposal to consummate the Merger and any other financial information, projections or proposals regarding the Company) to any Person (other than to Parent or its Affiliates, representatives and agents and any other person Parent designates) whom the Company knows, or has reason to believe, would have any interest in participating in an Alternative Transaction. The Company agrees to (x) immediately notify Parent if any member of the Company Group receives any indication of interest, request for information or offer in respect of an Alternative Transaction, and inform the other party that the Company is bound by the exclusivity provisions of this Agreement without mentioning Parent (or its representatives or Affiliates), (y) promptly communicate to Parent in reasonable detail the terms of any such indication, request or proposal and the identity of the Person making such indication, request or proposal, and (z) promptly provide Parent with copies of all written communications relating to any such indication, request or proposal.
          (b) Notwithstanding anything to the contrary in Section 6.11(a) above, the Board may furnish information to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer regarding an Alternative Transaction, and the Board has (i) determined, in its good faith judgment (after consulting with its financial advisor, which financial advisors shall be of nationally or regionally recognized reputation), that such proposal or offer constitutes or is reasonably likely to lead to a Superior Proposal, (ii) determined, in its good faith judgment after consulting with its outside legal counsel, that, in light of such proposal or offer, the failure to furnish such information or enter into discussions would constitute a breach of its fiduciary duties under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such Person at least 24 hours prior to taking any such action, (iv) obtained from such Person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the confidentiality agreements between the Company and Vestar Capital Partner IV, L.P. and between the Company and Greenbriar Equity Group LLC, each dated April 7, 2005, and (v) Company has complied with its disclosure requirements to Parent under Section 6.11(a).
          (c) Except as otherwise provided in this Section 6.11(c), neither the Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation of the Board or any such committee of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Alternative Transaction. Notwithstanding the foregoing, the Board, to the extent required by its fiduciary obligations, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), may approve or recommend a Superior Proposal and withdraw or modify its approval or recommendation of this Agreement or the Merger in connection therewith.
          Section 6.12. Financing Cooperation. The Company agrees to provide, and will cause each of the Subsidiaries and its and their respective officers, employees and advisors to provide, all cooperation reasonably necessary in connection with the arrangement of any financing to be consummated contemporaneously with the Closing (including the Credit Agreement Amendment) and the consents described in Section 7.3(i), including participation in meetings, due diligence sessions, cooperating in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, obtaining, as may be reasonably requested by Parent, comfort letters of accountants and taking such other actions as are reasonably necessary to be taken by the Company in connection with obtaining the financing contemplated by the Credit Agreement Amendment or any replacement or substitution therefor and the consents described in Section 7.3(i) therefor, provided that Parent shall use reasonable efforts not to materially interfere with the duties of such officers, employees and advisors.
          Section 6.13. Indemnification, Exculpation and Insurance.
          (a) Parent hereby agrees that it will not (i) cause the Surviving Corporation to or permit the Surviving Corporation to cause or allow its subsidiaries to amend or modify the director and officer indemnification provisions in the Surviving Corporation’s or its Subsidiaries’

Organizational Documents or (ii) amend or revoke any indemnification agreement between the Company or any Subsidiary and any director or officer currently in effect and listed on Schedule 6.13, in each case, in any way that diminishes or adversely affects the indemnification or exculpation provisions provided therein or herein.
          (b) Prior to the Effective Time, the Company shall purchase a policy of directors’ and officers’ liability insurance extended reporting (tail) coverage covering each Person who is currently or has been prior to the date hereof an officer or director of the Company or any of its Subsidiaries (the “Indemnified Officers”) with respect to claims arising from facts or events that occurred on or prior to the Effective Time for a period of six years thereafter.
          (c) In the event Parent or the Surviving Corporation or any of their respective Subsidiaries, successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made that the successors and assigns of Parent or the Surviving Corporation or such subsidiary thereof, as the case may be, honor the indemnification and other obligations set forth in this Section 6.13.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
          Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to consummate, or cause to be consummated, the transactions contemplated hereby are subject to the satisfaction at or before the Effective Time of the following conditions:
          (a) no Law or Court Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, restrains, enjoins, restricts or makes illegal the consummation of the Merger;
          (b) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired and any other notices or approvals required to have been given to or obtained from any Governmental Authority prior to the Effective Time with respect to this Agreement and the transactions contemplated hereby shall have been either filed or received and shall be in full force and effect.
          (c) the Company shall have obtained the Required Stockholder Approval;
          (d) the Trustee shall have received the Fairness Opinion of the ESOP Financial Advisor and a copy of such Fairness Opinion shall have been delivered to Parent;
          (e) the Trustee shall have (i) determined to not demand appraisal rights pursuant to Section 262 of the DGCL with respect to all the Company Stock held by the ESOP; (ii) determined that the directions received from the ESOP participants with respect to the pass-through of voting rights pursuant to the ESOP are proper and were given (A) without coercion from the Company or Argo-Tech and (B) upon full and proper information; (iii) determined that, as directed trustee, it is appropriate under ERISA for the Trustee to follow the directions of the

ESOP participants with respect to the voting of the Company Stock held by the ESOP and following such participant directions is prudent and not inconsistent with ERISA;
          (f) the Trustee shall have (i) determined, in the exercise of its independent fiduciary discretion under ERISA, which, for the avoidance of doubt, shall not be in the capacity of a directed trustee of the ESOP, that the consummation by the ESOP of the transactions contemplated by this Agreement and by the other Transaction Documents is prudent, is for the exclusive purpose of providing benefits to participants and beneficiaries of the ESOP, and does not constitute a prohibited transaction or otherwise violate ERISA, (ii) determined that the consummation by the ESOP of the transactions contemplated by this Agreement and the other Transaction Documents in no other respects violates the Trustee’s fiduciary obligations, and (iii) provided the Parent a certificate from the Trustee dated as of the Closing Date describing the process by which it has determined, and stating that it has in fact determined, in the exercise of its independent fiduciary discretion under ERISA, which, for the avoidance of doubt, shall not be in the capacity of a directed trustee of the ESOP, that the consummation by the ESOP of the transactions contemplated by the Agreement and by the other Transaction Documents is prudent, is for the exclusive purpose of providing benefits to participants and beneficiaries of the ESOP, does not constitute a prohibited transaction or otherwise violate ERISA and in no other respects violates the Trustee’s fiduciary obligations; and
          (g) the Company and Argo-Tracker Corporation shall have entered into agreements that govern the Company’s investment in Argo-Tracker Corporation that reflect the terms contemplated by that certain letter agreement dated August 26, 2005, by and among the Company, Greenbriar Equity Group, LLC and Vestar Capital Partners IV, L.P. and contain such other terms and conditions as are reasonably acceptable to Parent and the Company.
          Section 7.2. Conditions to the Obligation of the Company. The obligation of the Company to consummate, or cause to be consummated, the transactions contemplated hereby is subject to the satisfaction (or waiver by the Company) at or before the Effective Time of the following conditions:
          (a) the representations and warranties of Parent and Acquisition Sub contained in this Agreement shall be true and correct as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), it being understood that (i) any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not constitute and could not reasonably be expected to lead to or result in a Material Adverse Effect on Parent and Acquisition Sub and (ii) for purposes of determining whether such representations and warranties are true and correct, all “Material Adverse Effect” qualifications and any other materiality qualifications (whether qualitative or quantitative, other than those qualifications specifically referring to a certain dollar amount) in such representations and warranties shall be disregarded;
          (b) each of the covenants and obligations of Parent and Acquisition Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed or complied with in all material respects at or before the Effective Time;

          (c) the Escrow Agreement shall have been executed by Parent and delivered to the Company; and
          (d) No Person shall have commenced or overtly threatened to commence any Action challenging or seeking to recover a material amount of damages from the Company’s shareholders in connection with the Merger
          Section 7.3. Conditions to the Obligations of Parent and Acquisition Sub. The respective obligations of Parent and Acquisition Sub to consummate, or cause to be consummated, the transactions contemplated hereby are subject to the satisfaction (or waiver by Parent and Acquisition Sub) at or before the Effective Time of the following conditions:
          (a) the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), it being understood that (i) any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not constitute and could not reasonably be expected to lead to or result in a Material Adverse Effect on the Company and its Subsidiaries taken as a whole and (ii) for purposes of determining whether such representations and warranties are true and correct, all “Material Adverse Effect” qualifications and any other materiality qualifications (whether qualitative or quantitative, other than those qualifications specifically referring to a certain dollar amount) in such representations and warranties shall be disregarded;
          (b) each of the covenants and obligations of the Company to be performed or complied with at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed or complied with in all material respects at or before the Effective Time;
          (c) the Company shall have obtained the consents or approvals listed on Schedule 7.3(c) and shall have delivered to Parent reasonably satisfactory evidence thereof;
          (d) no Governmental Authority shall have commenced or overtly threatened to commence any Action challenging or seeking to recover a material amount of damages from the Parent, Merger Sub or the Company in connection with the Merger or seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of Capital Stock of the Surviving Corporation;
          (e) the Escrow Agreement shall have been executed by the Escrow Agent and the Stockholders’ Representative and delivered to Parent;
          (f) the individuals listed on Schedule 7.3(f) shall have entered into equity ownership and incentive arrangements contemplated by the term sheet attached hereto as Exhibit E;
          (g) the individuals set forth on Schedule 7.3(g)(i) shall have entered into employment agreements with Argo-Tech Corporation substantially in the form attached hereto as

Exhibit I, which employment agreements shall replace the agreements listed on Schedule 7.3(g)(ii), and the agreements listed on Schedule 7.3(g)(ii) shall have been terminated.
          (h) the individuals listed on Schedule 7.3(h)(i) shall have entered into change of control agreements with the Argo-Tech Corporation substantially in the form attached hereto as Exhibit H, which change of control agreements shall replace the change of control, stay-or-pay or other similar agreements listed on Schedule 7.3(h)(ii) and the agreements listed on Schedule 7.3(h)(ii) shall have been terminated.
          (i) the individuals listed on Schedule 7.3(i) shall have entered into non-solicitation and confidentiality agreements, as applicable, with the Parent substantially in the form attached hereto as Exhibit J;
          (j) receipt by Parent of (i) the consent of the holders of at least 90% of Argo-Tech Corporation’s 9.25% Senior Notes (the “Notes”) outstanding under the Indenture to the effect that such holder will waive its right under the Indenture to require Argo-Tech to repurchase such holder’s Notes following the Effective Time pursuant to Section 3.10 of the Indenture, and (ii) the consent of holders of at least a majority of the Notes to allow a one time dividend by Argo-Tech Corporation of up to $3,000,000 that would not be charged against the restricted payments basket set forth in the Indenture, in each case obtained on terms and conditions reasonably satisfactory to Parent;
          (k) EBITDA for the twelve month period ended on the last day of the period covered by the most recent monthly unaudited financial statement delivered to Parent pursuant to Section 6.2(b) prior to the Effective Time shall not be less than $40.1 million;
          (l) Funded Debt of the Company and its Subsidiaries outstanding immediately prior to the Effective Time shall not exceed $278,000,000 in the aggregate;
          (m) holders of not more than 3% of the total number of shares of Common Stock outstanding immediately prior to the Effective Time shall have properly demanded appraisal rights pursuant to Section 262 of the DGCL;
          (n) Parent and/or one or more of its Affiliates shall have obtained debt financing in amounts contemplated by the Credit Agreement Amendment and the Bond Term Sheet on the terms and conditions set forth therein and pursuant to definitive documentation containing such terms and conditions, or such other terms and conditions as are satisfactory to Parent in its sole discretion;
          (o) No Material Adverse Effect shall have occurred;
          (p) Parent shall have received from each of counsel to the ESOP and ESOP counsel to the Company, the final form of an opinion, to be delivered at Closing, covering the matters set forth with respect to such counsel in Exhibit K attached hereto, in form otherwise satisfactory to the Parent, addressed to the Parent and dated as of the Closing Date;
          (q) Parent shall have received written evidence, reasonably satisfactory to Parent, that the Company has taken or caused to be taken all such actions as may be necessary to legally terminate the SERP Plan effective as of the Closing and to legally amend the SERP Plan to provide that, on the Closing Date, all accrued benefits thereunder shall be paid to SERP Plan participants in the form of a single, lump-sum cash payment;
          (r) the Company shall have redeemed all of the issued and outstanding Preferred Stock for the Preferred Redemption Amount;
          (s) each Rollover Holder shall have (i) contributed his Rollover Securities that are shares of Common Stock to Parent, or have entered into an amendment to the agreement pursuant to which his Rollover Securities that are In-The-Money Options were issued to him, in each case as is contemplated by Section 2.8(b), and (ii) executed and delivered to Parent and the Company a waiver of such Person’s right to receive any amounts that would otherwise be payable pursuant to this Agreement with respect to the Common Stock or In-the-Money Options being rolled over; and
          (t) the Company shall have entered into a management services agreement with Parent or one or more of Parent’s Affiliates, containing such terms and conditions as are reasonably acceptable to Parent.
ARTICLE VIII
INDEMNIFICATION
          Section 8.1. Indemnification by the Equity Holders. Subject to Section 8.6, from and after the Closing, each of the Equity Holders shall indemnify and hold harmless, Parent, Acquisition Sub, the Surviving Corporation, each Subsidiary, their respective Affiliates, shareholders, agents and representatives and persons serving as officers, directors or employees thereof, and each of such parties’ respective successors, executors, administrators, estates, heirs and permitted assigns (individually, a “Buyer Indemnitee” and, collectively, the “Buyer Indemnitees”), from and against and in respect of any and all liabilities, obligations, losses, damages, claims, deficiencies, settlements, arbitration awards, interest, lost profits, Taxes, fines, penalties, costs, charges or other expenses, including reasonable fees and disbursements of attorneys, experts, consultants and other representatives in connection with any investigation, defense, prosecution or settlement of any matter as to which indemnification is sought (collectively, “Damages”), which any Buyer Indemnitee may suffer, incur or become subject to, arising out of, based upon or as a result of (a) any breach or nonperformance of any of the covenants or other agreements made by the Company in this Agreement; (b) the complaint filed on January 13, 2005, by Mizar Technologies, LLC (“Mizar”) and Brian J. Davis, the owner of Mizar in the Court of Common Pleas in Cuyahoga County, Ohio against the Company and Argo-Tracker Corporation (the “Tracker Technology Dispute”) and any other litigation matter or dispute involving or related to the same or related facts and circumstances that gave rise to the Tracker Technology Dispute; or (c) any inaccuracy in or breach of the representations and warranties made by the Company in this Agreement set forth in Sections 3.4, 3.6, 3.12, 3.13, 3.14, 3.23, 3.25, 3.26, 3.27, 3.31, 3.33 and 3.36.
          Section 8.2. Indemnification by Parent. From and after the Closing, Parent and Surviving Corporation shall indemnify and hold the Equity Holders, their respective Affiliates, shareholders, agents and representatives and persons serving as officers, directors or employees thereof, and each of such parties’ respective successors, executors, administrators, estates, heirs and permitted assigns (individually, an “Equity Holder Indemnitee” and, collectively, the “Equity Holder Indemnitees”) harmless from and against any and all Damages which any Equity Holder Indemnitee may suffer, incur or become subject to arising out of, based upon, or as a result of (a) any breach or nonperformance of any of the covenants or other agreements made by Parent, Acquisition Sub or the Surviving Corporation in this Agreement or (b) any inaccuracy in or breach of the representations and warranties made by Parent or Acquisition Sub in this Agreement.
          Section 8.3. Notice of Claims. Any party seeking indemnification pursuant to this Article VIII (the “Indemnified Party”) shall notify the other party or parties from whom such indemnification is sought (the “Indemnifying Party”) of the Indemnified Party’s assertion of such claim for indemnification (a “Claim”) and, to the extent reasonably practicable, the extent of the Damages that such Indemnified Party believes are indemnifiable (a “Claim Notice”), but the failure to do so shall not relieve the Indemnifying Party from any liability except to the extent that the Indemnifying Party is actually prejudiced by the failure or delay in giving such notice. The Indemnified Party shall thereupon give the Indemnifying Party reasonable access to the books, records and assets of the Indemnified Party which evidence or support such claim or the act, omission or occurrence giving rise to such claim and the right, upon reasonable prior notice during normal business hours, to interview any appropriate personnel of the Indemnified Party related thereto.
          Section 8.4. Third Party Claims.
          (a) Each Indemnified Party shall promptly notify the Indemnifying Party of the assertion by any third party of any claim with respect to which the indemnification set forth in this Article VIII relates (which shall also constitute the notice required by Section 8.3), but the failure to do so shall not relieve the Indemnifying Party from any liability except to the extent that the Indemnifying Party is actually prejudiced by the failure or delay in giving such notice. The Indemnifying Party shall have the right, upon notice to the Indemnified Party within ten (10) Business Days after the receipt of any such notice, to undertake the defense of or, with the consent of the Indemnified Party (which consent shall not unreasonably be withheld), to settle or compromise such claim (the “Claim Undertaking”), provided that (i) such claim is solely for monetary damages, does not seek an injunction or other equitable relief as a primary remedy, and is not a criminal claim, (ii) the Indemnifying Party has the capacity to indemnify the Indemnified Party for the Damages related to such claim, (iii) the Indemnified Party will not be exposed to greater liability due to the Claim Undertaking and (iv) the Indemnifying Party conducts the Claim Undertaking in a manner reasonably satisfactory to the Indemnified Party.
          (b) The election by the Indemnifying Party, pursuant to sub-paragraph (a) above, to undertake the defense of a third party claim shall not preclude the party against which such claim has been made also from fully participating or continuing to participate in such defense, so long as such party bears its own legal fees and expenses for so doing; provided that the Indemnifying Party shall bear the fees and expenses of such separate counsel (i) to the extent that the Indemnified Party concludes reasonably based upon written advice of counsel that a conflict of interest exists between the Indemnified Party and the Indemnifying Party, (ii) if the named parties to any such action (including any impleaded parties) include both such

Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised in writing by counsel that there may be one or more material legal defenses available to the Indemnified Party which are not available to the Indemnifying Party, or available to the Indemnifying Party, but the assertion of which would be materially adverse to the interest of the Indemnified Party or (iii) if the Indemnified Party reasonably concludes that the Indemnifying Party’s defense of such third party claim is not being conducted in a diligent manner.
          Section 8.5. Distributions From Escrow.
          (a) In the event that, following Closing, any Buyer Indemnitee incurs Damages for which it believes it is entitled to indemnification from the Equity Holders in accordance with this Article VIII, then Parent’s and the Equity Holders’ respective rights and obligations with respect to any such Claim shall be governed by the Escrow Agreement;
          (b) On such date as is the 12-month anniversary of the Closing Date, all amounts held in escrow, less any portion of such amounts subject to any outstanding unresolved Claim Notice delivered on or prior to such date, shall be disbursed to the Paying Agent in accordance with the terms of the Escrow Agreement. Parent and the Stockholders’ Representative shall send a joint disbursement notice to Escrow Agent pursuant to the terms of the Escrow Agreement instructing Escrow Agent to disburse to the Paying Agent the Escrow Amount to which Parent and the Equity Holders are entitled. Upon receipt of such funds, the Paying Agent shall promptly distribute to each Equity Holder its Proportionate Share thereof.
          Section 8.6. Limitations and Requirements. Notwithstanding any other provision hereof:
          (a) The Equity Holders shall not be liable to the Buyer Indemnitees with respect to any claim for indemnification pursuant to clause (b) or clause (c) of Section 8.1 of this Agreement unless and until the aggregate amount of all Damages of the Buyer Indemnitees that would otherwise be indemnifiable hereunder exceeds $1,000,000 (the “Basket”); provided, that each individual claim shall only be counted towards the Basket if such claim amount exceeds $25,000, whereupon the full amount of all Damages in excess of the Basket and up to the Cap (as defined below) shall be recoverable by the Buyer Indemnitees, subject to clause (b) below, provided that the Basket shall not apply towards any breach of the representations and warranties set forth in Sections 3.4 or 3.33. Parent shall not be liable to the Equity Holders with respect to any claim for indemnification pursuant to clause (b) of Section 8.2 of this Agreement unless and until the aggregate amount of all Damages of the Stockholder’s Representative that would otherwise be indemnifiable hereunder exceeds the Basket, whereupon the full amount of all Damages in excess of the Basket and up to the Cap shall be recoverable by the Equity Holders, subject to clause (b) below.
          (b) In no event shall the aggregate amount of liability of the Equity Holders to the Buyer Indemnitees with respect to all claims for indemnification pursuant to Section 8.1 of this Agreement exceed $8,500,000 (the “Cap”). In no event shall the aggregate amount of such liability of Parent to the Equity Holders with respect to any claim for indemnification pursuant to clause (b) of Section 8.2 of this Agreement exceed the Cap.

          (c) The representations and warranties of the Company, the ESOP and the Parent and Acquisition Sub contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 8.6(c), and any and all Claims under this Article VIII arising out of the inaccuracy or breach of any representation or warranty of the Company or Parent must be made prior to the termination of the applicable survival period. All of the representations and warranties of the Company referenced in Section 8.1(b) or of Parent and Acquisition Sub contained in this Agreement shall expire on such date that is the 12-month anniversary of the Closing Date (or if such day is not a Business Day, then on the first Business Day thereafter). None of the representations and warranties of the ESOP or of the Company contained in this Agreement (other than those representations and warranties of the Company referenced in Section 8.1(b)) shall survive the Closing. Notwithstanding any other provision of this Section 8.6(c), so long as a Buyer Indemnitee or Equity Holder Indemnitee provides a Claim Notice with respect to a Claim on or before the expiration of the applicable periods set forth in this Section 8.6(c), such Buyer Indemnitee or Equity Holder Indemnitee shall be entitled to pursue its rights to indemnification with respect to such Claim after the expiration of the applicable periods set forth in this Section 8.6(c).
          (d) In the absence of fraud (i) each party’s indemnification obligations under this Article VIII shall be the other parties’ sole and exclusive remedy from and after the Closing with respect to any claim for Damages arising from this Agreement, and (ii) each Buyer Indemnitee’s sole recourse with respect to Claims made under this Article VIII shall be the Escrow Amount.
          (e) For the purposes of this Article VIII, in determining whether there has been a breach of a representation or warranty, or the amount of any Damages related to a breach of a representation or warranty, the qualifications as to the materiality of such matters (or words of similar import) (including “Material Adverse Effect”) set forth in the representations and warranties shall be disregarded. The amount of any claim for indemnification payable under this Article VIII shall be reduced by any insurance proceeds (net of increased premiums or retentions related to such recovery) and any Tax benefit actually received on account thereof. Each party hereto agrees to promptly make a claim against any applicable insurance policy (other than the ESOP, which does not have an applicable insurance policy) with respect to any amount payable under this Article VIII.
          (f) In no event shall any party be liable for indirect, special, incidental, consequential or punitive damages of any character in connection with this Agreement. The term “consequential damages” shall include, but not be limited to, loss of anticipated profits, business interruption, loss of revenue, cost of capital, loss or damage to property or equipment, or loss of reputation.
          (g) Each party agrees to use commercially reasonable efforts to minimize all Damages for which it may seek indemnification from any other party pursuant to this Article VIII, and consistent with the foregoing to minimize the amount of such indemnification obligation by reasonably pursuing in its judgment the maximum possible insurance recovery or recovery from other available sources with respect to such Damages and nothing herein will in any way diminish any party’s common law duty to mitigate its Damages.

ARTICLE IX
TERMINATION; AMENDMENT; WAIVER
          Section 9.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:
          (a) by mutual written consent of Parent and the Company authorized by their respective boards of directors (or similar governing body) at any time prior to the Closing;
          (b) by Parent and Acquisition Sub or the Company if (i) any United States Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable, or (ii) the Merger has not been consummated by December 15, 2005 (the “Outside Date”); provided, that no party may terminate this Agreement pursuant to this clause (ii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date.
          (c) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Acquisition Sub set forth in this Agreement, or if any such representation or warranty of Parent or Acquisition Sub shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) would be incapable of being satisfied by the Outside Date or (ii) there shall have been a breach in any material respect by Parent or Acquisition Sub of any of their respective covenants or agreements hereunder, and Parent or Acquisition Sub, as the case may be, has not cured such breach within 20 Business Days after written notice by the Company thereof; provided, that the Company has not breached any of its obligations hereunder; or
          (d) by Parent and Acquisition Sub (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement, or if any such representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) would be incapable of being satisfied by the Outside Date; or (ii) there shall have been a breach in any material respect by the Company of its covenants or agreements hereunder, and the Company or has not cured such breach within 20 Business Days after written notice by Parent or Acquisition Sub thereof; provided, that neither Parent or Acquisition Sub has breached any of its respective obligations hereunder;
          (e) by Parent and Acquisition Sub if, since October 31, 2004, there shall have been any Material Adverse Effect;
          (f) by the Company or Parent if the Company receives a Superior Proposal and resolves to accept or accepts such Superior Proposal; provided that the Company’s right to terminate this Agreement pursuant to this Section 9.1(f) is conditioned upon the Company having first provided three (3) days’ prior written notice to Parent of its decision to accept such Superior Proposal, and during such three (3) day period negotiated with Parent in good faith to amend this Agreement such that the terms hereof are superior to such Superior Proposal; or

          (g) by Parent and Acquisition Sub or the Company if the Company has failed to obtain the Required Stockholders Approval, or by Parent or Acquisition Sub if the Company has failed to call a Stockholders Meeting within 30 days following the date hereof or has failed to hold a meeting within 60 days following the date hereof.
          Section 9.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect, except for the provisions of this Section 9.2, Section 6.9 relating to public announcements, Section 9.3 relating to fees and expenses, Section 11.4 relating to governing law, Section 11.5 relating to consent to jurisdiction and Section 11.6 relating to waiver of jury trials, and except that such termination shall not relieve any party then in breach of any representation, warranty, covenant or agreement contained herein from liability with respect to such breach. In the event of any termination of this Agreement under circumstances in which any amounts are due and payable to JP Morgan Securities, Inc. under the Bond Term Sheet, all such amounts shall be promptly paid by Parent to JP Morgan Securities, Inc. or reimbursed to the Company in the event such amounts have already been paid; provided, that all such amounts shall be included in “Parent Expenses” as defined below.
          Section 9.3. Fees and Expenses.
          (a) Except as otherwise expressly provided in this Agreement or the other Transaction Documents, each of the parties hereto will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with any due diligence investigation, or the negotiation, execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby.
          (b) If Parent and Acquisition Sub or the Company terminates this Agreement for any reason other than a termination by (i) the Company under Section 9.1(c) or (ii) by either party under Section 9.1(b)(ii) if at the time of such termination all of the conditions to Closing, other than the condition set forth in Section 7.3(n), shall have been satisfied, and, within 12 months following such termination, the Company enters into an agreement with respect to an Alternative Transaction, then the Company shall pay to Parent within three (3) Business Days after consummation of such Alternative Transaction, an amount equal to (i) a fee equal to $12,900,000 (the “Fee”), which amount shall be payable in immediately available funds, plus (ii) Parent’s and its Affiliates’ actual and reasonable out of pocket expenses incurred in connection with the transactions contemplated hereby, including in connection with preparing and negotiating this Agreement, carrying out its due diligence review of the Company and the Company’s assets and liabilities (including, without limitation, in connection with each of the foregoing, regulatory filing fees, due diligence costs, title and survey costs, reasonable attorneys’, accounting and any other professional fees and expenses) (collectively, the “Parent Expenses”); provided that in no event shall the Parent Expenses owed by the Company to Parent pursuant to this Section 9.3(b) exceed $1.5 million in the aggregate.
          (c) At the Effective Time, Argo-Tech shall pay or reimburse Parent for all Parent Expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement.

          Section 9.4. Amendment. This Agreement may be amended only by an instrument in writing signed on behalf of the parties hereto.
          Section 9.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.
ARTICLE X
TAX MATTERS
          Section 10.1. Tax Sharing Agreements. Any Tax sharing agreement or arrangement between any Person and the Company or its Subsidiaries shall be terminated as of the Effective Time and, after the Effective Time, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.
          Section 10.2. Transfer Taxes. Any Transfer Taxes of Parent, the Company or any Subsidiaries arising out of or in connection with the transactions contemplated by this Agreement shall be paid by Parent when due, and Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. If required by applicable law, the Company shall reasonably cooperate in the preparation, execution and filing of, all Tax Returns, applications or other documents regarding any Transfer Taxes that become payable in connection with the Merger.
ARTICLE XI
MISCELLANEOUS
          Section 11.1. Entire Agreement; Assignment. This Agreement (including the Schedules hereto) and the other Transaction Documents (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between (or among) the parties with respect to the subject matter hereof, including that certain letter agreement, dated August 26, 2005, by and among the Company, Greenbriar equity Group LLC and Vestar Capital Partners IV, L.P. and (b) shall not be assigned by operation of law or otherwise; provided, however, that upon notice to the Company and the Stockholders’ Representative and without releasing Parent and Acquisition Sub from any of their obligations or liabilities hereunder, Parent and Acquisition Sub may assign or delegate any or all of their respective rights or obligations under this Agreement (i) to any Affiliate of Parent or Acquisition Sub or, (ii) after the Closing Date, to any Person with or into which Parent, Acquisition Sub or any parent company of Parent merges or consolidates, or to whom Parent sells substantially all of the assets of the Company and its Subsidiaries or a majority of the outstanding capital stock of the Surviving Corporation; provided, however, that Parent, or the surviving corporation into which Parent merges or consolidates or the Person to whom Parent sells the assets or stock of the Surviving Corporation, remains primarily liable for its obligations hereunder and such surviving corporation has sufficient assets to consummate the transactions contemplated herein.
          Section 11.2. Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and, to such end, the provisions of this Agreement are agreed to be severable.
          Section 11.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by confirmed facsimile, by nationally-recognized overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:

if to Parent, Acquisition Sub or the Surviving Corporation:	V.G.A.T. Investors, LLC c/o Vestar Capital Partners IV, L.P. 245 Park Avenue New York, NY 10167 Telecopier:(212) 808-4922 Attention: John Woodard, Managing Director and Attention: General Counsel

with a copy (which shall not constitute notice to any of Parent, Acquisition Sub or the Surviving Corporation) to:	Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, NY 10022 Telecopier: (212) 446-4900 Attention: Michael Movsovich, Esq.

if to the Company or Argo-Tech to:	AT Holdings Corporation 23555 Euclid Avenue Cleveland, OH 44117 Telecopier:(216) 579-0212 Attention: Michael Lipsomb and Paul R. Keen Esq.

with a copy (which shall not constitute notice to the Company) to:	Jones Day North Point 901 Lakeside Avenue Cleveland, OH 44114

Telecopier: (216) 579-0212 Attention: Charles W. Hardin, Jr., Esq.

If to the ESOP or the ESOP Trustee to:	GREATBANC TRUST COMPANY 1301 West 22nd Street Suite 800 Oak Brook, IL 60523 Telecopier: (630) 571-0599 Attention: Marilyn M. Marchetti

With a copy (which shall not constitute notice to the ESOP or ESOP Trustee) to:	Morgan, Lewis & Bockius LLP 77 West Wacker Driver 6th Floor Chicago, IL 60601 Telecopier: (312) 324-1001 Attention: David Ackerman, Esq.
or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
          Section 11.4. Governing Law. This Agreement, and all claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof will be governed by and construed and enforced in accordance with the domestic substantive laws of the State of New York for contracts made and to be performed solely within such state, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.
          Section 11.5. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, hereby (a) irrevocably submits to the exclusive jurisdiction of the United States District Court located in the State of New York, County of New York for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof, (b) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (c) agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts, whether on the grounds of forum non conveniens or otherwise. Each party hereby (x) consents to service of process in any such action in any manner permitted by New York law; (y) agrees that service of process made in accordance with clause (x) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.3 hereof, will constitute good and valid service of process in any such action; and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (x) or (y) does not constitute good and valid service of process.
          Section 11.6. WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.6 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
          Section 11.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as provided in Article II and Section 6.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.
          Section 11.8. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part in accordance with the terms and conditions of this Agreement to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.
          Section 11.9. Counterparts. This Agreement may be executed by facsimile in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
          Section 11.10. Negotiation of Agreement. Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.
[Signature Pages Follow]

          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

AT HOLDINGS CORPORATION

By:	/s/ Michael S. Lipscomb

Name: Michael S. Lipscomb
Title: President and CEO

ARGO-TECH CORPORATION

By:	/s/ Michael S. Lipscomb

Name: Michael S. Lipscomb
Title: President and CEO

GREATBANC TRUST COMPANY, IN ITS CAPACITY AS TRUSTEE OF THE ARGO-TECH CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:	/s/ Marilyn Marchetti

Name: Marilyn Marchetti
Title: Senior Vice President

V.G.A.T. INVESTORS, LLC

By:	/s/ John Woodard

Name: John Woodard
Title:

VAUGHN MERGER SUB, INC.

By:	/s/ John Woodard

Name: John Woodard
Title: